KING PHARMACEUTICALS

THINK BIG, GROW SMART

2001 ANNUAL REPORT

Financial Highlights

For the years ended December 31,	1998	1999	2000	2001
In millions, except per share amounts (excluding special charges)[1]				
Total revenues	$294.4	$512.5	$620.2	$ 872.3
Cost of revenues				
(including royalty expense)	92.9	143.8	142.5	178.6
Selling, general and administrative	59.4	107.2	132.9	240.9
Depreciation and amortization	15.6	33.9	41.9	48.0
Research and development expense	10.9	17.7	18.7	26.5
Total operating costs and expenses	178.8	302.6	336.0	494.0
Operating income	115.6	209.9	284.2	378.3
Other income (expenses)	(3.1)	(48.1)	(21.8)	4.6
Income tax expense	(40.6)	(61.2)	(98.0)	(142.5)
Net income	$ 71.9	$100.6	$164.4	$ 240.4
Diluted net earnings per share	$0.35	$0.48	$0.74	$1.03

[1] Net income and diluted net earnings per share including special charges are provided in the Selected Financial Data appearing on page 17. For identification of special charges, including merger, restructuring, extraordinary items, and other nonrecurring charges, incurred during 1999, 2000, and 2001, refer to pages 20, 21, 22, and 23 of Management's Discussion and Analysis of Financial Condition and Results of Operations, and Notes 3 and 12 of the Notes to Consolidated Financial Statements.

King Pharmaceuticals is a vertically integrated company that manufactures, markets, and sells branded pharmaceutical products. King's products are sold through our subsidiaries, Monarch Pharmaceuticals, Inc., Jones Pharma Incorporated, and Parkedale Pharmaceuticals, Inc.

We are a successful branded pharmaceutical company with ambitious objectives. We're ready for what's next. In 2001, King raised approximately $1 billion to fund the proven growth strategies of our business model.



TO OUR SHAREHOLDERS

King Pharmaceuticals has consistently produced impressive revenue and earnings growth every year since we went public in 1998. In 2001, King again generated remarkable top-line and bottom-line growth and continued to enhance shareholder value.

For the year 2001, revenues grew approximately 41% to $872 million. Net earnings, excluding special charges, rose more than 46% to $240 million. Likewise, diluted earnings per share increased in excess of 39% to $1.03, excluding special charges.

As in previous years, beyond dramatic increases in sales and earnings, King continued to significantly enhance the foundation we have established for continued growth. Specifically, we grew and improved our product line of branded pharmaceuticals through acquisitions and internal development. Also, we continued to improve our balance sheet and cash flow, raising approximately $1 billion to fund our proven growth strategies.

Altace,® an ACE (angiotensin converting enzyme) inhibitor, continues to achieve record annual sales growth. Net sales of Altace® in 2001 grew to $284.7 million, an increase of 76% over the prior year.

Our Primary Business Model

1. Selectively acquire branded pharmaceutical products that enhance our growth potential, including through the acquisition of other pharmaceutical companies.
2. Acquire products that are exclusive, or have the potential for exclusivity.
3. Complete acquisitions that complement our business.
4. Seek to limit risks through strategic timing.
5. Increase the sales and value of our branded products through focused promotion, marketing, and life-cycle management.

Left: John M. Gregory
Chairman of the Board

Right: Jefferson J. Gregory
Chief Executive Officer


(ramipril)


LEVOXYL®
300 mcg
100 TABLETS

Altace® is the only ACE inhibitor indicated to reduce the risk of stroke, heart attack, and cardiovascular death in appropriate patients at high risk for these events. The new indications, along with the extensive positive clinical data associated with the product, support the continued strong prescription growth of Altace,® particularly among cardiologists. As a result of the growing awareness of the benefits of Altace,® total prescriptions increased 66% in 2001 over 2000. Our direct-to-consumer campaign for Altace® featuring legendary professional golfer Jack Nicklaus, which began in March 2002, should further enhance the growth potential of this product.

Our growth in 2001 was driven not only by Altace,® but by increased net sales of a variety of our branded prescription pharmaceutical products, particularly Levoxyl.® We acquired Levoxyl® in 2000 when we merged with Jones Pharma. Net sales of Levoxyl® in 2001 increased 81% over 2000 to $105.1 million. King also acquired Thrombin-JMI® in the Jones Pharma merger; 2001 net sales of Thrombin-JMI® rose 33% to $64.1 million as compared to 2000.

The New Drug Application (NDA) for our new formulation of Levoxyl® was approved in May 2001 by the U.S. Food and Drug Administration (FDA). As a result, Levoxyl® is the leading prescribed, FDA-approved levothyroxine sodium product in the United States. To protect Levoxyl®'s long-term viability, we have submitted in excess of 20 patent applications relating to the product's new formulation. With FDA approval, along with our focused marketing strategies, we believe Levoxyl® is well positioned for continued growth.

King's product development pipeline was expanded in 2001 with the acquisition of an exclusive license from Novavax to promote, market, distribute, and sell Estrasorb™ worldwide, once approved, except in the

EARNINGS PER SHARE
(excluding special charges)


$1.00
0.80
0.60
0.40
0.20
0.00
97
98
99
00
01
$1.03

United States and Puerto Rico where the parties will co-market the product. Estrasorb,™ a topical estrogen replacement therapy in a lotion formulation, strategically expands our women's health portfolio of products.

In August 2001, we *also acquired three branded pharmaceutical products*, and a fully paid license to a fourth, from Bristol-Myers Squibb. These products complement our key therapeutic categories. In addition, we expanded our U.S. field sales force from 520 to 715 representatives.

An NDA for Tigan® 300mg capsules was approved by the FDA in December 2001, making this product the only FDA-approved trimethobenzamide hydrochloride capsule in the United States. Tigan® is indicated for the treatment of post-operative nausea and vomiting and for nausea associated with gastroenteritis. With such a broad indication, we believe this patent-pending product has excellent growth potential.

Consistently impressive financial results have validated our strategies for growth. During late 2001, we successfully completed equity and convertible debenture offerings. Net proceeds to the Company from these offerings totaled approximately $1 billion, well-positioning King for the continued successful execution of our growth strategies.

These are exciting times for our Company. We plan to continue creating value for our shareholders and sharing our success with our employees, who are instrumental in our continued growth.

Jefferson J. Gregory
Chief Executive Officer

John M. Gregory
Chairman of the Board

April 22, 2002

Percentages compare 2001 to 2000, excluding special charges.

39% increase in diluted EPS

We continue to build shareholder value.

46% increase in net earnings

We have grown without compromising earnings.

41% increase in revenue

We have consistently produced strong revenue growth over the past five years.

$924.5 million in cash

and cash equivalents as of year-end 2001. We are well positioned for future growth.

HOW WILL WE KEEP GROWING?

THINK BIGGER,
STAY SMART

TIMING	SALES FORCE	ACQUISITIONS	
MARKETING	MANAGEMENT	QUALITY	KING ->
MANUFACTURING	RESEARCH AND DEVELOPMENT	REGULATORY AFFAIRS	

The experienced executive management team that took King public in 1998 established the infrastructure for a major pharmaceutical enterprise. This infrastructure includes every primary discipline: sales and marketing, manufacturing, regulatory affairs, quality management, and research and development.

We continue to expand from a strong base. And we stay smart.

We limit risks through strategic timing. The exponential growth of our sales force from 100 in 1998 to 715 at the end of 2001 has been deliberate. Specifically, we have expanded our sales force as justified by our Company's revenue and product portfolio. Likewise, we have carefully planned the growth of other areas of our business. For example, we plan to continue to increase our investment in research and development in a similar calculated manner. This strategy enables us to enhance our infrastructure while preserving our earnings growth.

We build in ways that add to the bottom line. The U.S. Food and Drug Administration (FDA) approved New Drug Applications (NDAs) for Levoxyl® and Tigan® capsules in 2001. Our development of new formulations for these products was instrumental in gaining the approvals. Moreover, the new formulations of Levoxyl® and Tigan® capsules well-position the products for growth. Also in 2001, we acquired three branded prescription products, and a fully paid license to a fourth, from Bristol-Myers Squibb Company. These products complement and expand our existing product portfolio.

We don't just plan to grow. We plan to produce results. King faces the future with an executive management team with proven ability to skillfully identify promising opportunities, integrate acquired operations, develop brands, implement successful marketing strategies, and grow the sales of our products.

We are planning for the next opportunity.

MANAGEMENT THAT PLANS FOR SUCCESS



From left: Kyle P. Macione, *President*; Jefferson J. Gregory, *Chief Executive Officer*; and James R. Lattanzi, *Chief Financial Officer*.


KING
PHARMACEUTICALS
$93.9
$122.4
98
99

Moises Saporta
Vice President, Manufacturing


$161.7
$284.7
00
01

ANNUAL NET SALES OF ALTACE®
(in millions)

PRODUCTS THAT GROW OUR COMPANY

Altace® and Levoxyl® drove our results in 2001, but we have a broader base of *branded pharmaceutical products.* King's portfolio focuses on four therapeutic categories: cardiovascular, women's health/endocrinology, anti-infective, and critical care.

Altace® is the only ACE inhibitor indicated to reduce the risk of stroke, heart attack, and cardiovascular death in appropriate patients at high risk for such events. Net sales of Altace® totaled $284.7 million in 2001, a 76% increase *over the prior year, and total prescriptions* grew 66% during the same period. With supporting strong clinical data and a composition-of-matter patent through October 2008, Altace® has excellent potential for continued growth. Our direct-to-consumer advertising campaign for Altace® featuring golf legend Jack Nicklaus should enhance this potential.

Net sales of Levoxyl® grew to $105.1 million in 2001, an impressive 81% increase over the prior year. *Acquired as part of our merger with Jones Pharma in August* 2000, Levoxyl® has experienced continued strong sales and prescription growth through expanded marketing to primary care physicians. That momentum accelerated with FDA approval of the NDA for the new formulation of Levoxyl® in May 2001. Moreover, Levoxyl® is the most highly prescribed FDA-approved levothyroxine sodium product in the United States. Our marketing strategies and the current market dynamics of the levothyroxine sodium market, plus prescription and sales growth trends, position Levoxyl® for sustained growth.

In 2001, we acquired an exclusive license from Novavax, Inc. to promote, market, distribute, and sell Estrasorb™ worldwide, following approval, except in the United States and Puerto Rico where the parties will co-market the product. Estrasorb™ is a topical estrogen replacement therapy in a lotion formulation for symptomatic menopausal women. We believe Estrasorb™ has excellent growth potential, complementing our oral and injectable estrogen replacement products (Menest® and Delestrogen®) and enhancing our position in this growing market.

PEOPLE WHO DEVELOP OPPORTUNITY

We are 1,800 strong.

We work in diverse areas such as sales and marketing, manufacturing, regulatory affairs, quality management, and research and development. But whatever the department, our goal is to facilitate the continued growth of our Company:

- through aggressive promotion and marketing of our products
- through product development and life-cycle management
- through protecting and enhancing asset value
- by manufacturing high-quality pharmaceuticals for distribution to the physicians, hospitals, and patients who rely on our products for a better quality of life

In early 2002 we launched Tigan® 300mg capsules, the only FDA-approved trimethobenzamide hydrochloride capsule in the United States. We identified Tigan®'s potential in 1999, when we acquired it with full knowledge of longstanding regulatory issues pertaining to its formulation. We worked closely with the FDA to resolve those problems. Our regulatory and development teams reformulated the product, which was then approved by the FDA in December 2001.

This story is about Tigan.® But growing the value of our branded pharmaceutical products is what we do—regardless of our job titles. This example is just one of the many strategies we employ to enhance the sales and value of our products.

We realize potential. We develop opportunity.



Tom Rogers
Executive Vice President, Regulatory Affairs

Kim Adkins
Director, Regulatory Affairs

John McCoy
Corporate Head
of Manufacturing



Diane Holbrook
Executive Vice President,
Human Resources

Carin Langen
Manager, Sales Training

Bob Long
Executive Vice President, Sales



Chris Curtin
Corporate Head of Quality

Dr. Michael Jolly
Executive Vice President,
Research and Development

Victoria Christian
Senior Director,
Project Management,
Research and Development

FINANCIAL TABLE OF CONTENTS

Selected Financial Data

The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this report.

For the years ended December 31,	1997	1998	1999	2000	2001
(In thousands, except share data)					
STATEMENT OF INCOME DATA					
Net sales	$136,132	$261,594	$480,815	$578,769	$825,488
Royalty revenue	20,000	27,544	31,650	41,474	46,774
Development revenue[1]	558	5,283	—	—	—
Total revenues	156,690	294,421	512,465	620,243	872,262
Gross profit	115,780	201,488	368,637	448,972	685,698
Operating income	59,157	105,111	209,895	184,728	366,266
Interest income	4,672	7,746	10,507	11,875	10,975
Interest expense	(3,025)	(14,866)	(55,371)	(36,974)	(12,684)
Other income (expenses), net	673	4,016	(3,239)	3,333	6,313
Income before income taxes, extraordinary item(s) and cumulative effect of change in accounting principle	61,477	102,007	161,792	162,962	370,870
Income tax expense	19,608	36,877	61,150	76,332	138,006
Income from continuing operations	41,869	65,130	100,642	86,630	232,864
Income from discontinued operations	6,926	18,768	—	—	—
Income before extraordinary item(s) and cumulative effect of change in accounting principle	48,795	83,898	100,642	86,630	232,864
Extraordinary item(s), net of income taxes[2]	—	(4,411)	(705)	(22,121)	(14,383)
	48,795	79,487	99,937	64,509	218,481
Cumulative effect of change in accounting principle[3]	—	—	—	—	(545)
Net income	$ 48,795	$ 79,487	$ 99,937	$ 64,509	$217,936
Income per common share[4]:					
Basic:					
Continuing operations	$ 0.22	$ 0.32	$ 0.48	$ 0.40	$ 1.00
Discontinued operations	0.04	0.09	—	—	—
Extraordinary item(s)	—	(0.02)	—	(0.10)	(0.06)
Cumulative effect of change in accounting principle	—	—	—	—	—
	$ 0.26	$ 0.39	$ 0.48	$ 0.30	$ 0.94
Diluted:					
Continuing operations	$ 0.22	$ 0.32	$ 0.47	$ 0.39	$ 0.99
Discontinued operations	0.03	0.09	—	—	—
Extraordinary item(s)	—	(0.02)	—	(0.10)	(0.06)
Cumulative effect of change in accounting principle	—	—	—	—	—
	$ 0.25	$ 0.39	$ 0.47	$ 0.29	$ 0.93

December 31,	1999	2000	2001
(In thousands)			
BALANCE SHEET DATA			
Working capital	$ 263,767	$ 212,161	$1,086,116
Total assets	1,181,806	1,282,395	2,506,611
Total debt	567,857	100,532	347,754
Shareholders' equity	495,012	987,733	1,908,299

[1] We developed four Abbreviated New Drug Applications which were filed with the FDA on behalf of Mallinckrodt Inc., predecessor to Tyco International Ltd., for a maximum of $2.5 million which was paid upon FDA approval and validation of the process.

[2] Reflects loss on early extinguishment of debt in connection with the repayment of certain debt instruments during 1998, 1999, 2000 and 2001 of $4.4 million (net of taxes of $2.8 million), $705,000 (net of taxes of $445,000), $12.8 million (net of taxes of $7.6 million), and $14.4 million (net of taxes of $8.5 million), respectively. Additionally, reflects certain asset impairment charges related to discontinuing the production and distribution for Fluogen® of $9.4 million (net of taxes of $5.6 million) in 2000.

[3] Reflects the cumulative effect of a change in accounting principle of $545,000 (net of taxes of $325,000) due to the adoption of SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," during the first quarter of 2001.

[4] Income per common share reflects the four-for-three stock split declared by our Board of Directors on June 20, 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the description of our business and "Risk Factors" in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2001 on file with the Securities and Exchange Commission ("2001 10-K") and the consolidated financial statements and related notes included elsewhere in this annual report to shareholders. Historical results and percentage relationships set forth in the statement of income, including trends that might appear, are not necessarily indicative of future operations. Please see "Forward Looking Statements" set forth later in this report and "Risk Factors" set forth in our 2001 10-K for a discussion of the uncertainties, risks and assumptions associated with these statements.

OVERVIEW

General King Pharmaceuticals, Inc. is a vertically integrated pharmaceutical company that manufactures, markets and sells primarily branded prescription pharmaceutical products. By "vertically integrated," we mean that we have the capabilities of a major pharmaceutical company, including sales and marketing, manufacturing, packaging, distribution, quality control and assurance, regulatory affairs, and research and development. Through a national sales force of approximately 715 representatives and marketing alliances, we market our branded pharmaceutical products to general/family practitioners, internal medicine physicians, cardiologists, endocrinologists, pediatricians, obstetrician/gynecologists, and hospitals across the United States and in Puerto Rico.

Our primary business strategy is to acquire established branded pharmaceutical products and to increase their sales through focused marketing and promotion and product life cycle management. By "product life cycle management," we mean, the extension of the life of a product, including seeking and gaining all necessary related governmental approvals, by such means as:

- securing U.S. Food and Drug Administration ("FDA") approved new label indications,
- developing and producing different strengths,
- producing different package sizes,
- developing new dosages, and
- developing new product formulations.

We acquire branded products from larger pharmaceutical companies. These companies sell products for various reasons including limiting their costs or eliminating duplicate products. We also seek attractive company acquisitions which add products or products in development, technologies, or sales and marketing capabilities to our key therapeutic areas or that otherwise complement our operations.

Unlike many of our competitors, we have a broad therapeutic focus that provides us with opportunities to purchase a wide variety of products. In addition, we have well-known products in all of our therapeutic categories that generate high prescription volumes. Our branded pharmaceutical products can be divided primarily into four therapeutic areas:

- cardiovascular (including Altace,® Corzide,® Procanbid,® and Thalitone®),
- women's health/endocrinology (including Menest,® Delestrogen,® Nordette,® Levoxyl,® Cytomel,® and Triostat®),
- anti-infectives (including Lorabid,® Cortisporin,® Neosporin,® Bicillin,® and Coly-Mycin M®), and
- critical care (including Thrombin-JMI® and Brevital®).

King continued its record of sustained revenue and earnings growth, along with several milestone events during 2001. These events include the FDA's approval of New Drug Applications for Levoxyl® and Tigan,® the acquisition of licenses related to the potential commercialization of Estrasorb™ and Androsorb,™ the acquisition of three branded products and a license to a fourth from Bristol-Myers Squibb, and the equity and convertible debenture offerings through which we raised approximately $1.0 billion.

Approval of New Drug Applications Our New Drug Application for Levoxyl® was approved by the FDA on May 25, 2001. Levoxyl® is a synthetic hormone used for the treatment of hypothyroidism and suppression of thyroid-stimulating hormone. The New Drug Application for Levoxyl® was submitted to the FDA pursuant to the FDA's August 14, 1997 notice in the Federal Register that orally administered levothyroxine sodium drug products are new drugs. The FDA notice required that manufacturers of such drugs who wish to continue to market these products must submit applications as required by the FDC Act by August 14, 2000. On April 26, 2000, the FDA issued a second Federal Register notice extending the deadline for filing these applications until August 14, 2001. With approval of our New Drug Application, Levoxyl® is the number one prescribed FDA-approved levothyroxine sodium product in the United States. The FDA is requiring unapproved levothyroxine sodium products that have had New Drug Applications pending since on or before August 14, 2001 to be gradually phased out of distribution by August 14, 2003. Also, the FDA has suggested that healthcare providers begin transitioning patients from non-approved levothyroxine sodium products to FDA-approved products such as Levoxyl.® As the number one prescribed FDA-approved levothyroxine sodium product in the United States, we believe Levoxyl® is well positioned to continue to gain market share. Also, we have filed with the U.S. Patent and Trademark Office applications for in excess of 20 patents on Levoxyl.® If granted, these patents should support the long-term viability of the product. We believe these factors enhance the future growth potential of Levoxyl.®

On December 13, 2001, we received approval from the FDA for our New Drug Application for Tigan® 300mg capsules. Tigan® is indicated for the treatment of post-operative nausea and vomiting and for nausea associated with gastroenteritis. We began distributing and marketing Tigan® 300mg capsules in February 2002. As the only trimethobenzamide hydrochloride capsule proven safe and effective, we are working diligently to protect the long-term growth potential of Tigan® 300mg capsules. Specifically, we have filed with the U.S. Patent and Trademark Office applications for patents covering our new Tigan® technology, including our FDA-approved Tigan® 300mg capsules. The pending patent applications are drawn to, among other things, formulations, dosages, dosage forms, biopharmaceutical characteristics, methods-of-production, methods-of-use, and methods-of-instruction. If the applications are granted, the resulting patents will potentially provide us with patent protection for our FDA-approved Tigan® 300mg capsules for 20 years from the filing date of the applications.

Estrasorb™ and Androsorb™ Licenses We acquired an exclusive worldwide license from Novavax to promote, market, distribute and sell Estrasorb,™ except in the United States and Puerto Rico where the parties will co-market the product, following approval. Estrasorb™ is a topical estrogen replacement therapy which employs Novavax's proprietary micellar nanoparticle technology designed to deliver 17-beta-estradiol, a naturally occurring hormone, through the skin when applied topically in the form of a lotion. Once approved, we will pay Novavax a royalty based on a percentage of net sales of Estrasorb™ outside of the United States and Puerto Rico. Novavax will pay King a co-promotion fee equal to 50% of net sales less cost of goods of Estrasorb™ within the United States and Puerto Rico. Marketing expenses for Estrasorb™ in the United States and Puerto Rico, following approval, will be shared equally by the parties.

We also acquired an exclusive worldwide license from Novavax to promote, market, distribute and sell Androsorb,™ except in the United States and Puerto Rico, where the parties will co-market the product following approval. Androsorb™ is a topical testosterone replacement therapy for testosterone deficient women. Once approved, we will pay Novavax a royalty based on a percentage of net sales of Androsorb™ outside of the United States and Puerto Rico. Novavax will pay King a co-promotion fee equal to 50% of net sales less cost of goods of Androsorb™ within the United States and Puerto Rico. Androsorb™ is currently in Phase II of its development.

Acquisition of Products from Bristol-Myers Squibb On August 8, 2001, we acquired three branded prescription pharmaceutical products, along with a fully paid license to a fourth product, from Bristol-Myers Squibb for $286.5 million. The products acquired include Bristol-Myers Squibb's rights in the United States to Corzide,® a combination beta-adrenergic receptor blocker ("beta blocker") and thiazide diuretic; Delestrogen,® an injectable estrogen; and Florinef,® a corticosteroid. We also acquired a fully paid license to and the trademark for Corgard,® a beta blocker, in the United States. Corzide® and Corgard® complement our key cardiovascular product portfolio. Delestrogen,® an injectable estrogen replacement therapy, expands our women's health product line. Florinef,® an endocrinology product, is a partial replacement therapy for primary and secondary adrenocortical insufficiency in Addison's disease and for the treatment of salt-losing adrenogenital syndrome.

Equity and Convertible Debenture Offerings During November 2001, we completed the sale of 17,992,000 newly issued shares of common stock for $38.00 per share, raising a total of approximately $662.0 million. Additionally, during November 2001, we issued $345.0 million of 2 3/4% Convertible Debentures due November 15, 2021 in a private placement. In February 2002, the convertible debentures were registered with the Securities and Exchange Commission. On December 12, 2001, we completed a tender offer to retire approximately $96.3 million in principal amount of our 10 3/4% Senior Subordinated Notes due 2009. With over $900 million in cash and cash equivalents, we believe King is well positioned for the continued successful execution of our growth strategies in 2002.

The following summarizes net revenues by operating segment (in thousands):

For the years ended December 31,	1999	2000	2001
Branded pharmaceuticals	$434,896	$529,053	$793,543
Royalties	31,650	41,473	46,774
Contract manufacturing	36,408	42,755	29,680
Other	9,511	6,962	2,265
Total	$512,465	$620,243	$872,262

RESULTS OF OPERATIONS

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues Total net revenues increased $252.1 million, or 40.6%, to $872.3 million in 2001 from $620.2 million in 2000, due primarily to the growth and acquisition of branded pharmaceutical products.

Net sales from branded pharmaceutical products increased $264.4 million, or 50.0%, to $793.5 million in 2001 from $529.1 million in 2000. The continued strong growth in net sales of Altace® and Levoxyl,® together with the acquisition of Nordette® and Bicillin® from Wyeth-Ayerst Laboratories, a division of American Home Products, predecessor to Wyeth Corporation ("Wyeth"), in July 2000, and the acquisition of Corzide,® Delestrogen,® and Florinef® and a license to Corgard® from Bristol-Myers Squibb in August 2001, accounted for the majority of the increase in net sales of our branded pharmaceutical products. While we expect continued growth in net sales of our branded pharmaceuticals, we refer you to the "Risk Factors" that appear in our 2001 10-K, particularly those related to Altace® and Levoxyl,® that could cause results to materially differ.

Revenue from royalties is derived from payments we receive based on sales of Adenoscan® and Adenocard.® Revenues from royalties increased $5.3 million, or 12.8%, to $46.8 million in 2001 from $41.5 million in 2000.

Revenues from contract manufacturing decreased $13.1 million, or 30.6%, to $29.7 million in 2001 from $42.8 million in 2000. The majority of the decrease was due to the expiration in October 2000 of a distribution agreement pursuant to which Jones Pharma Incorporated ("Jones") previously supplied Thrombogen,® a line of thrombin-based products, to Ethicon, Inc., a subsidiary of Johnson and Johnson Products, Inc. Sales of our branded pharmaceutical product, Thrombin-JMI,® benefited from the expiration of the distribution agreement. Although contract manufacturing is not a focus of our growth strategies, we expect net sales from contract manufacturing to increase in 2002.

Net sales from generic and other sources decreased $4.7 million, or 67.1%, to $2.3 million in 2001 from $7.0 million in 2000 primarily due to decreased sales of a private-label generic product line to another pharmaceutical company.

Gross Profit Total gross profit increased $236.7 million, or 52.7%, to $685.7 million in 2001 from $449.0 million in 2000. Total gross profit, excluding special charges, increased $216.0 million, or 45.2%, to $693.7 million in 2001 from $477.7 million in 2000. The increase was primarily due to increased gross profit from branded pharmaceutical products. Gross profit was impacted by some special charges in 2001 and 2000 as follows:

- We incurred a nonrecurring write-off of inventory in the amount of $5.9 million during the fourth quarter 2001 related to our voluntary recall of products manufactured for us by DSM Pharmaceuticals as a result of regulatory issues related to DSM's manufacturing facility in Greenville, North Carolina. DSM has notified us that it has addressed the relevant compliance issues and resumed production of our products. We have resumed distribution of some of the affected products during the first quarter of 2002 and we expect to resume distribution of the remaining affected products during the first half of 2002.
- During the third quarter of 2001, we incurred a nonrecurring write-off of obsolete Levoxyl® inventory of $2.1 million. The FDA approved the New Drug Application for a new formulation of Levoxyl® on May 25, 2001. Pursuant to FDA guidance, we may only distribute the FDA-approved new formulation of Levoxyl® after August 14, 2001.
- During the third quarter of 2000, we recorded a nonrecurring write-off of inventory of $28.7 million associated with our decision to discontinue Fluogen,® an influenza virus vaccine.

Gross profit from branded pharmaceutical products increased $248.9 million, or 61.4%, to $654.3 million in 2001 from $405.4 million in 2000. Gross profit from branded pharmaceutical products, excluding the special charges described above, increased $228.2 million, or 52.6%, to $662.3 million in 2001 from $434.1 million in 2000. This increase was primarily due to increases in gross profit from the Altace® and Levoxyl® product lines as well as additional gross profit arising from the acquisition of Nordette® and Bicillin® from Wyeth in July 2000, and the acquisition of Corzide,® Delestrogen,® and Florinef® and a license to Corgard® from Bristol-Myers Squibb in August 2001. While we expect continued growth in gross profit from our branded pharmaceuticals, we refer you to the "Risk Factors" that appear in our 2001 10-K, particularly those related to Altace® and Levoxyl,® that could cause results to materially differ.

Gross profit from royalties increased $4.0 million, or 11.6%, to $38.5 million in 2001 from $34.5 million in 2000. While we believe gross profit from royalties will continue to grow, we refer you to the "Risk Factors" that appear in our 2001 10-K that could cause results to materially differ.

Gross profit associated with contract manufacturing decreased $13.6 million, to $(7.2) million in 2001 from $6.4 million in 2000. The decrease was primarily due to the expiration in October 2000 of a distribution agreement pursuant to which Jones previously supplied Thrombogen,® a line of thrombin-based products, to Ethicon, Inc., a subsidiary of Johnson and Johnson Products, Inc. Sales of our branded pharmaceutical product, Thrombin-JMI,® benefited from the expiration of the distribution agreement. We believe the gross loss associated with contract manufacturing may decrease during 2002 in comparison to 2001.

The gross profit from generic and other products decreased $2.7 million, or 96.4%, to $0.1 million in 2001 from $2.8 million in 2000 primarily due to decreased sales of a private-label generic product line to another pharmaceutical company.

Operating Costs and Expenses Total operating costs and expenses increased $70.5 million, or 16.2%, to $506.0 million in 2001 from $435.5 million in 2000. The increase was primarily due to increased fees and expenses associated with the promotion of Altace® under the June 2000 Co-Promotion Agreement for Altace® ("Co-Promotion Agreement") with Wyeth, offset by a $60.6 million reduction in merger, restructuring, and other nonrecurring charges. Fees and expenses associated with the promotion of Altace® under the Co-Promotion Agreement will continue to increase based on anticipated growth in net sales of Altace.® Therefore, we believe that total operating costs and expenses will continue to increase.

Cost of revenues increased $15.3 million, or 8.9%, to $186.6 million in 2001 from $171.3 million in 2000. The increase was primarily due to costs associated with increased unit sales of our branded pharmaceutical products, including Altace® and Levoxyl,® the acquisition of Nordette® and Bicillin® from Wyeth in July 2000, and the acquisition of Corzide,® Delestrogen,® and Florinef® and a license to Corgard® from Bristol-Myers Squibb in August 2001, partially offset by a reduction in special charges related to the write-off of product inventory in 2001 as compared to 2000. As a percentage of revenues, cost of revenues decreased to 21.4% in 2001 from 27.6% in 2000 due to an increase in sales of higher-margin products and higher special charges related to the write-off of product inventory in 2000 compared to 2001.

We have royalty expense obligations that arise in connection with our sales of Brevital® and Tapazole,® and sales of Adenoscan® and Adenocard® generated by our licensees. Royalty expense increased $0.8 million, or 8.9%, to $9.8 million in 2001 from $9.0 million in 2000.

Selling, general and administrative expenses increased $108.0 million, or 81.3%, to $240.9 million in 2001 from $132.9 million in 2000. As a percentage of total revenues, selling, general and administrative expenses increased to 27.6% in 2001 from 21.4% in 2000. This increase was primarily attributable to fees and expenses associated with the promotion of Altace® under our Co-Promotion Agreement and the growth of our dedicated national field sales force from approximately 520 to 715 representatives during 2001. Fees and expenses associated with the promotion of Altace® under the Co-Promotion Agreement will continue to increase based on anticipated growth in net sales of Altace.® Therefore, we believe that selling, general and administrative expenses will continue to increase based in part on the anticipated growth in net sales of Altace.®

Depreciation and amortization expense increased $6.1 million, or 14.6%, to $48.0 million in 2001 from $41.9 million in 2000. This increase was primarily attributable to the amortization of the intangible assets related to the acquisition of Nordette® and Bicillin® from Wyeth in July 2000, and the acquisition of Corzide,® Delestrogen,® and Florinef® and a license to Corgard® from Bristol-Myers Squibb in August 2001.

Research and development expense, including the special license rights, increased $7.8 million to $26.5 million in 2001 from $18.7 million in 2000. We continue to increase our commitment to research and development. Therefore, we believe research and development expense will continue to increase at a comparable rate.

In addition to the special charges related to the write-off of inventory described above, King incurred the following additional special charges:

- During the year ended December 31, 2001, we incurred merger and restructuring charges of $4.1 million resulting from the further integration of Jones.
- During the year ended December 31, 2000, we incurred merger, restructuring, and other nonrecurring charges of $56.1 million relating to the tax-free pooling of interests transactions with King Pharmaceuticals Research and Development in February 2000 and Jones in August 2000. In addition, we incurred nonrecurring charges of $8.6 million relating to our decision to discontinue Fluogen® and $6.1 million relating to our decision to discontinue the development of Pallacor.™

Operating Income Operating income increased $181.6 million, or 98.3%, to $366.3 million in 2001 from $184.7 million in 2000. Excluding special charges, operating income increased $94.1 million, or 33.1%, to $378.3 million in 2001 from $284.2 million in 2000 due to higher special charges in 2000 compared to 2001. This increase was primarily due to increased revenues from Altace® and Levoxyl,® plus the acquisition of Nordette® and Bicillin® from Wyeth in July 2000, and the acquisition of Corzide,® Delestrogen,® and Florinef® and a license to Corgard® from Bristol-Myers Squibb in August 2001. As a percentage of net revenues, operating income increased to 42.0% in 2001 from 29.8% in 2000 due to a reduction in the amount of special charges. Excluding special charges, operating income decreased as a percentage of net revenues to 43.4% in 2001 from 45.8% in 2000 due primarily to the fees and expenses associated with the promotion of Altace® under the Co-Promotion Agreement. While we believe operating income in 2002 will continue to grow due to increased net sales of our branded pharmaceutical products, we refer you to the "Risk Factors" that appear in our 2001 10-K, particularly those related to branded pharmaceutical products such as Altace® and Levoxyl,® that could cause results to materially differ.

Other Income (Expense) Interest income decreased $0.9 million, or 7.6%, to $11.0 million in 2001 from $11.9 million in 2000. This decrease was primarily due to lower average investments and reduced rates of return on investments in 2001.

Interest expense decreased $24.3 million, or 65.7%, to $12.7 million in 2001 from $37.0 million in 2000, due to a significant reduction in average borrowings outstanding.

Other income increased $3.0 million, or 90.9%, to $6.3 million in 2001 from $3.3 million in 2000. During 2001, other income related primarily to unrealized gains on our Novavax convertible notes. During 2000, other income was due primarily to the gain realized on an interest rate swap.

Income Tax Expense The effective tax rate of 37.2% in 2001 and 46.8% in 2000 was higher than the federal statutory rate of 35.0% primarily due to permanent differences related to certain nondeductible merger related costs in 2000 as well as state income taxes in both 2001 and 2000. We anticipate a similar tax rate in 2002 as that experienced in 2001.

Income before Extraordinary Items and Cumulative Effect of Change in Accounting Principle Due to the factors set forth above, income before extraordinary items and the cumulative effect of change in accounting principle increased $146.3 million, or 168.9%, to $232.9 million in 2001 from $86.6 million in 2000. Income before extraordinary items and the cumulative effect of a change in accounting principle, excluding nonrecurring charges, increased $76.0 million, or 46.2%, to $240.4 million in 2001 from $164.4 million in 2000.

Extraordinary Items During the year ended December 31, 2001, we recognized an extraordinary loss of $22.9 million ($14.4 million net of income taxes) due to the write-off of unamortized financing costs and premiums paid resulting from the repayment of debt during this period.

We recognized an extraordinary loss of $20.3 million ($12.8 million net of income taxes) during the year ended December 31, 2000 due to the write-off of unamortized financing costs and premiums paid in connection with the repayment of debt during the period. Also during 2000, we recorded extraordinary losses on disposed and impaired assets totaling $9.4 million (net of income tax benefit of $5.6 million) in connection with our decision to discontinue Fluogen.®

Cumulative Effect of Change in Accounting Principle We recognized the cumulative effect of a change in accounting principle of $0.5 million, net of income taxes of $0.3 million, during the first quarter of 2001, due to the adoption of Statement of Financial Accounting Standards ("SFAS") No.133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities.

Net Income Due to the factors set forth above, net income increased $153.4 million, or 237.8%, to $217.9 million in 2001 from $64.5 million in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues Total net revenue increased $107.7 million, or 21.0%, to $620.2 million in 2000 from $512.5 million in 1999, due primarily to the acquisition and growth of branded pharmaceutical products.

Net sales from branded pharmaceutical products increased $94.2 million, or 21.7%, to $529.1 million in 2000 from $434.9 million in 1999. The acquisition of Nordette® and Bicillin® from Wyeth in July 2000, the acquisition of Lorabid® from Eli Lilly in August 1999, and increases in net sales of Altace,® Levoxyl,® and Thrombin-JMI® offset by the discontinuance of Fluogen,® which generated $28.7 million net sales in 1999, accounted for the majority of the net sales increase in branded pharmaceutical products.

Revenues from royalties increased $9.8 million, or 31.0%, to $41.5 million in 2000 from $31.7 million in 1999. The increase was primarily due to continued year-over-year increases in unit sales of Adenoscan® by Fujisawa, our North American licensee.

Revenues from contract manufacturing increased $6.4 million, or 17.4%, to $42.8 million in 2000 from $36.4 million in 1999. Contract manufacturing revenues increased due to increased contract sales of thrombin products.

Net sales from generic and other sources decreased $2.5 million, or 26.8%, to $7.0 million in 2000 from $9.5 million in 1999 primarily due to decreased sales of a generic product line.

In the fourth quarter of 2000, we adopted Staff Accounting Bulletin No.101, "Revenue Recognition in Financial Statements," which clarifies accounting and reporting standards for revenue recognition. The new policy recognizes that risks of ownership in some transactions do not substantively transfer to customers until the product has been received by them, without regard to when legal title has transferred. Previously, we had recognized revenue on product sales upon shipment. The effect of the change on the year ended December 31, 2000 was to decrease revenue by $3.4 million and decrease net income by $1.6 million, or $0.01 per share on a diluted basis.

Gross Profit Total gross profit (namely, revenues less cost of revenues, royalty expense and the nonrecurring write-off of inventory related to the discontinuance of Fluogen®) increased $80.4 million, or 21.8%, to $449.0 million in 2000 from $368.6 million in 1999. Total gross profit excluding the nonrecurring inventory charge increased $109.1 million, or 29.6%, to $477.7 million in 2000 from $368.6 million in 1999. The increase was primarily due to increased gross profit from branded pharmaceutical products. On September 27, 2000, we received notification from the FDA that we must cease the manufacture and distribution of Fluogen,® an influenza vaccine, until we demonstrate compliance with related FDA regulations. In addition, the notification recommended that we properly dispose of Fluogen® inventory on hand. As a result of this notification, we decided to permanently discontinue Fluogen® production and distribution. We recorded a nonrecurring write-off of inventory of $28.7 million associated with these events (the "Nonrecurring Inventory Charge").

Gross profit from branded pharmaceutical products increased $64.7 million, or 19.0%, to $405.4 million in 2000 from $340.7 million in 1999. Gross profit from branded pharmaceutical products excluding the Nonrecurring Inventory Charge increased $93.4 million, or 27.4%, to $434.1 million in 2000 from $340.7 million in 1999. This increase was primarily due to increases in gross profit from the Altace® and Levoxyl® product lines and a reduction in costs associated with the production of Fluogen® discontinued in 2000.

Gross profit from royalties increased $8.5 million, or 32.6%, to $34.5 million in 2000 from $26.0 million in 1999. The increase was primarily due to the continued year-over-year increases in unit sales of Adenoscan® by Fujisawa.

Gross profit associated with contract manufacturing increased $10.1 million to $6.4 million in 2000 from $(3.7) million in 1999 due primarily to increased profit relating to contract sales of thrombin products.

The gross profit from generic and other sources decreased $2.8 million, or 49.9%, to $2.8 million in 2000 from $5.6 million in 1999.

Operating Costs and Expenses Total operating costs and expenses increased $132.9 million, or 43.9%, to $435.5 million in 2000 from $302.6 million in 1999. The increase was primarily due to increases in the costs associated with our growth, particularly an increase in the size of the sales force by approximately 100 representatives and the merger, restructuring, and other nonrecurring charges.

Cost of revenues, including royalty expense and the Nonrecurring Inventory Charge, increased $27.5 million, or 19.1%, to $171.3 million in 2000 from $143.8 million in 1999. The increase was primarily due to the Nonrecurring Inventory Charge. As a percentage of revenues, cost of revenues, including royalty expense and the Nonrecurring Inventory Charge, decreased to 27.6% in 2000 from 28.1% in 1999 due to an increase in sales of higher-margin products, offset by the Nonrecurring Inventory Charge in 2000.

We have royalty expense obligations that arise in connection with our sales of Brevital® and Tapazole,® and sales of Adenoscan® and Adenocard® generated by our licensees. Royalty expense increased $1.6 million, or 23.0%, to $9.0 million in 2000 from $7.4 million in 1999. The increase was associated with the increased royalty revenue for Adenocard® and Adenoscan.®

Selling, general and administrative expense increased $25.7 million, or 23.9%, to $132.9 million in 2000 from $107.2 million in 1999. The increase was primarily attributable to sales commissions, increased sales force, other personnel costs, marketing, and sampling costs associated with the branded product lines. As a percentage of total revenues, selling, general and administrative expense increased slightly to 21.4% in 2000 from 20.9% in 1999.

Depreciation and amortization expense increased $8.0 million, or 23.9%, to $41.9 million in 2000 from $33.9 million in 1999. The increase was primarily attributable to the amortization of the intangible assets related to the acquisitions of products from Wyeth in July 2000 and Lorabid® in August 1999.

Research and development expense increased $1.0 million to $18.7 million in 2000 from $17.7 million in 1999.

During the year ended December 31, 2000, we incurred merger, restructuring, and other nonrecurring charges of $56.1 million relating to the tax-free pooling of interests transactions with Medco Research, Inc., since renamed King Pharmaceuticals Research, Inc., in February 2000 and Jones in August 2000. In addition, we incurred nonrecurring charges of $8.6 million relating to the discontinuance of the Fluogen® product and $6.1 million relating to the discontinuance of the development of Pallacor™ in 2000.

Operating Income Operating income decreased $25.2 million, or 12.0%, to $184.7 million in 2000 from $209.9 million in 1999. Excluding the special nonrecurring charges described above, operating income increased $74.3 million, or 35.4%, to $284.2 million in 2000 from $209.9 million in 1999. This increase was primarily due to increased revenues from certain branded pharmaceutical products. As a percentage of net revenues, operating income decreased to 29.8% in 2000 from 41.0% in 1999 due to the special nonrecurring charges described above. Excluding merger, restructuring, and other nonrecurring charges described above in the amount of $99.5 million, operating income increased as a percentage of net revenues to 45.8% from 41.0% in 1999.

Other Income (Expense) Interest income increased $1.4 million, or 13.0%, to $11.9 million in 2000 from $10.5 million in 1999. This increase was primarily due to higher average investment balances held during 2000.

Interest expense decreased $18.4 million, or 33.2%, to $37.0 million in 2000 from $55.4 million in 1999 as a result of the extinguishments of debt during 2000.

Other income increased $6.5 million, or 202.9%, to $3.3 million of other income in 2000 from $3.2 million of other expense in 1999. This increase was due primarily to the gain on the interest rate swap of $1.9 million in 2000 and $3.3 million of fees for a 1999 patent protection legal settlement.

Income Tax Expense The effective tax rate of 46.8% in 2000 and 37.8% in 1999 was higher than the federal statutory rate of 35.0% primarily due to permanent differences related to certain nondeductible merger related costs in 2000 as well as state income taxes in both 2000 and 1999.

Income from Continuing Operations Due to the factors set forth above, income from continuing operations decreased $14.0 million, or 13.9%, to $86.6 million in 2000 from $100.6 million in 1999. Income from continuing operations excluding non-recurring charges increased $63.8 million, or 63.3%, to $164.4 million in 2000 from $100.6 million in 1999.

Extraordinary Items We recognized an extraordinary loss of $20.3 million ($12.8 million net of income taxes) during the year ended December 31, 2000 due to the write-off of unamortized financing costs and premiums paid resulting from the early repayment of debt during this period. During the year ended December 31, 1999, we recognized an extraordinary loss of $1.2 million ($705,000 net of income taxes) due to the write-off of unamortized financing costs resulting from the early repayment of debt during this period.

On September 27, 2000, we received notification from the FDA that we must cease the manufacture and distribution of Fluogen,® an influenza vaccine, until we demonstrate compliance with related FDA regulations. As a result of this notification, we decided to permanently discontinue Fluogen® production and distribution. We recorded extraordinary losses on disposed and impaired assets associated with these events. The related losses were recorded in the year ended December 31, 2000 and amounted to $15.0 million ($9.4 million net of income tax benefit).

Net Income Due to the factors set forth above, net income decreased $35.4 million, or 35.5%, to $64.5 million in 2000 from $99.9 million in 1999.

OFF BALANCE SHEET ARRANGEMENTS

We do not have any off balance sheet arrangements, except for operating leases in the normal course of business as described in Note 10 to the financial statements, and as reflected in the table below.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following summarizes contractual obligations and commitments at December 31, 2001 (in thousands):

Payments Due By Period	Total	Less than One Year	One to Three Years	Four to Five Years	After Five Years
Contractual Obligations:					
Long-term debt	$347,340	$ 1,091	$ 1,156	$ —	$345,093
Capital lease obligations	414	266	148	—	—
Operating leases	15,230	7,885	5,706	1,639	—
Unconditional purchase obligations	575,279	78,336	190,200	174,623	132,120

Our unconditional purchase obligations are primarily related to minimum purchase requirements under contracts with suppliers to purchase raw materials and finished goods related to our branded pharmaceutical products.

LIQUIDITY AND CAPITAL RESOURCES

General We believe that cash generated from operations and the cash obtained from the issuance of the equity and convertible debentures noted above are sufficient to finance our current operations and working capital requirements. However, in the event we make significant future acquisitions or change our capital structure, we may be required to raise funds through additional borrowings or the issuance of additional debt or equity securities.

During the first quarter of 2002, we signed a commitment letter for a $400.0 million, five-year senior credit facility.

At present, we are actively pursuing acquisitions that may require the use of substantial capital resources.

Year ended December 31, 2001 We generated net cash from operations of $279.6 million for the year ended December 31, 2001. Our net cash from operations was primarily the result of $217.9 million in net income, adjusted for non-cash depreciation and amortization of $48.0 million, extraordinary charges of $22.9 million, a change in deferred income taxes of $15.2 million, tax benefits of stock options exercised of $12.4 million, an increase in accrued expenses and other liabilities of $41.5 million and an increase in income taxes payable of $29.0 million. Primary uses of cash flow included an increase in accounts receivable of $44.1 million, an increase in inventories of $46.5 million, a decrease in accounts payable of $9.7 million, non-cash amortization of deferred revenue of $9.2 million, and a non-cash unrealized gain of $8.5 million on the Novavax convertible senior notes.

Cash flow used in investing activities was $382.7 million primarily due to the purchase of intangible assets of $286.5 million, capital expenditures of $40.2 million, the purchase of investment securities of $49.9 million, loans of $15.0 million to a supplier, and the issuance of Novavax convertible senior notes of $10.0 million offset by proceeds from the repayment of loans of $14.1 million made to a supplier.

Financing activities provided $901.3 million of cash flow composed principally of $75.0 million in proceeds from the revolving credit facility, $684.4 million in proceeds from the issuance of common shares and the exercise of stock options and $345.0 million in proceeds from the issuance of convertible debentures, offset by repayments of $75.0 million on the revolving credit facility, $115.1 million on the senior subordinated notes, and $11.1 million of debt issuance costs.

Year ended December 31, 2000 We generated net cash from operations of $181.4 million for the year ended December 31, 2000. Our net cash from operations was primarily the result of $64.5 million in net income, adjusted for non-cash depreciation and amortization of $41.9 million, amortization of deferred financing costs of $1.9 million, non-cash extraordinary charges of $28.3 million, non-cash nonrecurring charges of $37.2 million, an increase in accounts receivable of $31.2 million, an increase in inventories of $48.8 million, an increase in accrued expenses of $15.5 million, an increase in deferred revenue of $75.0 million, and a decrease in income taxes payable of $31.4 million.

Cash flow used in investing activities was $153.8 million primarily due to the purchase of intangible assets, a Novavax convertible senior note, and loans made to a supplier of $207.0 million, $20.0 million, and $15.4 million, respectively, $25.1 million of capital expenditures, and $142.9 million of investment security purchases offset by proceeds from the maturity and sale of investment securities of $256.1 million.

Financing activities used $82.9 million of cash flow composed principally of $159.0 million in proceeds from the revolving credit facility and $387.8 million in proceeds from the issuance of common shares and the exercise of stock options, offset by repayments of $204.0 million on the revolving credit facility, $53.6 million on the senior subordinated notes, and $368.7 million on other long-term debt.

Year ended December 31, 1999 We generated net cash from operations of $148.3 million for the year ended December 31, 1999. Our net cash from operations was primarily the result of $99.9 million in net income, adjusted for non-cash depreciation and amortization of $33.9 million and amortization of deferred financing costs of $2.8 million, a non-cash extraordinary charge of $1.2 million before income tax benefit, an increase in accounts receivable of $25.4 million, an increase in inventories of $10.9 million, an increase in prepaid and other current assets of $4.5 million, an increase in accrued expenses of $34.6 million, and an increase in accounts payable and income taxes payable of $13.5 million and $3.9 million, respectively.

Cash flow used in investing activities was $180.8 million primarily due to the purchase of Lorabid® for $91.7 million, other investing activities of $2.1 million, and $13.2 million of capital expenditures.

Financing activities provided $35.5 million of cash flow composed principally of $150.0 million in proceeds from senior subordinated notes and $92.0 million in net proceeds from the revolving credit facility. These amounts were offset by repayments of $66.0 million on the revolving credit facility and $136.0 million on the senior subordinated seller notes.

Certain Indebtedness and Other Matters As of December 31, 2001, we had $347.8 million of long-term debt (including current portion). At December 31, 2001, none of our debt agreements contain financial covenants.

On September 20, 2001, we registered a $1.3 billion universal shelf registration statement on Form S-3 with the Securities and Exchange Commission. This universal shelf registration statement allows us to sell any combination of debt and/or equity securities in one or more offerings up to a total of $1.3 billion. During November 2001, we completed the sale of 17,992,000 newly issued shares of common stock for $38.00 per share ($36.67 per share net of commissions and expenses), resulting in net proceeds of $659.8 million. Additionally, during November 2001, we issued $345.0 million of 2 3/4% Convertible Debentures due November 15, 2021 in a private placement. At December 31, 2001, $616.0 million remains available to us under the $1.3 billion universal shelf registration.

During November 2001, we terminated a senior credit facility which had included a revolving credit facility and term loans. As a result of the termination of the facility, we recorded an extraordinary charge resulting from the write-off of deferred financing costs of $1.6 million ($1.0 million net of income taxes).

On December 12, 2001, we completed a tender offer for approximately $96.3 million in principal amount of our 10 3/4% Senior Subordinated Notes due 2009. As a result of the tender offer, we recorded an extraordinary charge resulting from the write-off of deferred financing costs and the payment of an early redemption premium totaling $21.3 million ($13.4 million net of income taxes).

During the first quarter of 2002, we signed a commitment letter for a $400.0 million, five-year senior secured revolving credit facility. This facility will require us to maintain certain minimum net worth, debt to EBITDA, and interest coverage ratios. Interest will be based on LIBOR plus a factor dependent upon leverage ratios.

On August 8, 2001, we acquired Corzide®, Delestrogen®, and Florinef® and a license to Corgard® in the United States from Bristol-Myers Squibb for $286.5 million. The acquisition was financed with a combination of borrowings under our senior secured credit facility and cash on hand.

Capital Expenditures Capital expenditures, including capital lease obligations, were $40.2 million and $25.1 million for the years ended December 31, 2001 and 2000, respectively. The principal capital expenditures included property and equipment purchases and building improvements for ongoing compliance and increased capacity. We expect to further increase our capital expenditures over the next few years as a part of our acquisition and growth strategy. We also expect an increase in our capital expenditures during 2002 due to the implementation of an enterprise resource planning system.

IMPACT OF INFLATION

We have experienced only moderate raw material and labor price increases in recent years. While we have passed some price increases along to our customers, we have primarily benefited from rapid sales growth negating most inflationary pressures.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued SFAS No.141, "Business Combinations." SFAS No.141 requires all business combinations to be accounted for under the purchase method of accounting. SFAS No.141 is effective for all business combinations initiated after June 30, 2001. SFAS No.141 will be utilized on all business combinations of King after July 1, 2001. Therefore, pooling of interest transactions, such as our prior acquisitions of Medco and Jones, will no longer be permitted.

In July 2001, the Financial Accounting Standards Board issued SFAS No.142, "Goodwill and Other Intangible Assets." SFAS No.142 modifies the accounting and reporting for acquired intangible assets at the time of acquisition and in subsequent periods. Intangible assets which have finite lives must be amortized over their estimated useful lives. Intangible assets with indefinite lives will not be amortized but evaluated annually for impairment. Any impairment loss determined upon adoption of SFAS No.142 is to be treated as a cumulative effect of an accounting change. Goodwill will not be amortized but instead tested for impairment annually. SFAS No.142 was effective immediately for goodwill and intangible assets acquired after June 30, 2001 and is effective beginning in 2002 for all previously acquired goodwill and intangible assets.

We have applied the provisions of SFAS No.142 for the acquisitions of intangible assets in the third quarter of 2001 related to the Corgard®, Corzide®, Delestrogen®, and Florinef® products.

In accordance with SFAS No.142, we are in the process of:

(a) assessing the useful lives of our intangible assets, including whether any would have indefinite lives;

(b) determining whether a transitional impairment charge will be required as of January 1, 2002 as the cumulative effect of a change in accounting principle; and

(c) determining whether reclassification of certain intangible assets as goodwill (and vice versa) is necessary.

Although we have not completed our assessment of the impact of implementing SFAS No.142, we are not expecting such implementation to have a material impact on future results of operations.

In August 2001, the Financial Accounting Standards Board issued SFAS No.143, "Accounting for Asset Retirement Obligations," and SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No.143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No.143 is effective for fiscal years beginning after June 15, 2002. SFAS No.144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 is effective for fiscal years beginning after December 15, 2001. We are in the process of reviewing the impact of these pronouncements.

CRITICAL ACCOUNTING POLICIES

We have chosen accounting policies that we believe are appropriate to accurately and fairly report our operating results and financial position, and we apply those accounting policies in a consistent manner. The significant accounting policies are summarized in Note 2 to the consolidated financial statements.

The preparation of financial statements in conformity with generally accepted accounting principles requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. These estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. We evaluate these estimates and assumptions on an ongoing basis and may retain outside professional advisors to assist in our evaluation. We believe the following accounting policies are the most critical because they involve the most significant judgments and estimates used in preparation of our consolidated financial statements:

- **Allowance for Doubtful Accounts** We maintain an allowance for doubtful receivables for estimated losses resulting from the inability of our trade customers to make required payments. We provide an allowance for specific customer accounts where collection is doubtful and also provide a general allowance for other accounts based on historical collection and write-off experience. Judgment is necessary and if the financial condition of our customers were to worsen, additional allowances may be required.

- **Inventories** Our inventories are valued at the lower of cost or market value. We evaluate all of our inventory for short dated or slow moving product based on projections of future demand and market conditions. For those units in inventory that are so identified, we estimate their market value or net sales value based on current realization trends. If the projected net realizable value is less than cost, on a product basis, we provide a provision to reflect the lower value of that inventory. This methodology recognizes projected inventory losses at the time such losses are evident rather than at the time goods are actually sold.
- **Intangible Assets** When we purchase products we classify the purchase price, including expenses and assumed liabilities, as intangible assets. The purchase price is allocated to product rights, trademarks, patents, and other intangibles using the assistance of valuation experts. We estimate the useful lives of the assets by factoring in the characteristics of the products such as: patent protection, competition by products prescribed for similar indications, estimated future introductions of competing products, and other issues. The factors that drive the estimate of the life of the asset are inherently uncertain.
- **Long-lived Assets** We review our property and intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods. Such assumptions include projections of future cash flows and, in some cases, the current fair value of the asset. In addition, our depreciation and amortization policies reflect judgments on the estimated useful lives of assets.
- **Accruals for Rebates, Returns, and Chargebacks** Accrued rebates are estimated based on a percentage of selling price determined from historical information. Returns are accrued based on historical experience equal to the cost of replacement product in accordance with our return policy. Chargebacks are based on the estimated days of unprocessed claims using historical experience. In all cases, judgment is required in estimating these reserves and actual claims for rebates, returns, and chargebacks could be different from the estimates.
- **Revenue Recognition** We recognize revenue when the risks and rewards of ownership are assumed by the buyer. This generally occurs upon delivery of product to the buyer.
- **Novavax Convertible Senior Notes** Our Novavax 4% convertible senior notes are carried at cost. We monitor the notes for possible impairment based on Novavax's ability to pay and the underlying market value of Novavax's common stock.
- **Co-Promotion Agreement with Wyeth** We have a Co-Promotion Agreement with Wyeth to promote Altace.® A $75.0 million upfront fee was paid to King by Wyeth and this fee is being amortized on a straight line basis over the life of the agreement as a reduction of co-promotion marketing expenses. Co-promotion fees are paid to Wyeth based on a percentage of net sales of Altace.® We accrue co-promotion fees paid by us at the rate expected for the entire year. The rate is adjusted during the year, if necessary, as it becomes clearer what the actual rate will be. Co-promotion marketing expenses are marketing costs incurred by either King or Wyeth in accordance with the Co-Promotion Agreement. Co-promotion marketing expenses are expensed ratably throughout the year based on King's expected portion of the total co-marketing expenses incurred by both parties.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Certain of our financial instruments are subject to market risks, including interest rate risk. Our financial instruments are not currently subject to foreign currency risk or commodity price risk. We have no financial instruments held for trading purposes.

We have marketable securities which are carried at fair value based on current market quotes. Gains and losses on securities are based on the specific identification method.

The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates rise and decrease as interest rates fall. In addition, the fair value of our convertible debentures would be impacted by our stock price. The estimated fair value of our total long-term debt at December 31, 2001 was $379.7 million. Fair values were determined from available market prices, using current interest rates and terms to maturity.

During 2000, we terminated previously existing derivative instruments used to manage long-term interest rate exposure and at December 31, 2001 and 2000, we did not hold any derivatives.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements which reflect management's current views of future events and operations, including, but not limited to, statements pertaining to the future growth potential of, and prescription trends for, Altace,® Levoxyl,® Estrasorb,™ and Tigan,® statements pertaining to the development and implementation of marketing strategies for Altace® and Levoxyl,® statements pertaining to composition-of-matter patent protection for Altace® through October 2008, statements pertaining to the enhanced growth potential for Altace® due to a direct-to-consumer campaign, statements pertaining to potential patent protection related to Levoxyl,® statements pertaining to potential patent protection related to Tigan® capsules, statements pertaining to the growth potential of our branded pharmaceutical products, including, but not limited to, Altace,® Levoxyl,® and Tigan,® statements pertaining to our plan to continue creating value for our shareholders, statements pertaining to our plan to continue to increase our investment in research and development, statements pertaining to the growth potential of Estrasorb™ once approved, statements pertaining to projected increases in revenues from branded pharmaceutical products, royalties, and contract manufacturing, and related increases in gross profit and operating income, statements pertaining to our resumption of distribution of products manufactured for us by DSM Pharmaceuticals, statements pertaining to our effective tax rate, and statements pertaining to the continued successful execution of our growth strategies. These forward-looking statements involve certain significant risks and uncertainties, and actual results may differ materially from the forward-looking statements. Some important factors which may cause results to differ include: dependence on the ability of Wyeth and us to successfully market Altace® under the Co-Promotion Agreement, dependence on the development and implementation of successful marketing strategies for Altace® by Wyeth and us, dependence on the effectiveness of the direct-to-consumer advertising campaign for Altace,® dependence on the development and implementation of successful marketing strategies for Levoxyl,® dependence on the extent to which Levoxyl® benefits from the FDA-mandated phase-out of unapproved levothyroxine sodium products until such time as they may obtain FDA approval of a New Drug Application, dependence on growth of net sales of our branded pharmaceutical products, in particular, Altace,® Levoxyl,® and Thrombin-JMI,® dependence on successful marketing and sales of King's branded pharmaceutical products, including, but not limited to, Altace,® Lorabid,® Levoxyl,® and Thrombin-JMI,® dependence on royalty revenues from Adenoscan® and Adenocard,® management of King's growth and integration of its acquisitions, dependence on our ability to continue to acquire branded products, the high cost and uncertainty of research, clinical trials, and other development activities involving pharmaceutical products, including, but not limited to, King Pharmaceuticals Research and Development's pre-clinical and clinical pharmaceutical product development projects, including MRE-0470, dependence on Novavax's ability to successfully develop Estrasorb™ and Androsorb,™ dependence on the ability of Novavax and us to successfully launch and market Estrasorb™ and Androsorb,™ dependence on our ability to successfully market Tigan® 300mg capsules, the unpredictability of the duration and results of the FDA's review of New Drug Applications and Investigational New Drug Applications and/or the review of other regulatory agencies worldwide, dependence on our ability to maintain effective patent protection for Altace® until October 2008, dependence on our ability to obtain and maintain effective patent protection for Levoxyl® and Tigan,® dependence on the FDA's formal decision to qualify King's manufacturing facility in Bristol, Tennessee to manufacture and distribute Altace® 2.5mg, 5mg and 10mg capsules, dependence on the ability of our dedicated field sales force representatives to successfully market our branded pharmaceutical products, dependence on the availability and cost of raw materials, dependence on no material interruptions in supply by contract manufacturers of King's products, dependence on the potential effect on sales of our existing branded pharmaceuticals as a result of the potential development and approval of new competitive products introduced by us or our competitors, dependence on whether our customers order pharmaceutical products in excess of normal quantities during any quarter, which could cause our sales of branded pharmaceutical products to be lower in a subsequent quarter than they would otherwise have been, dependence on the potential effect of future acquisitions and other transactions pursuant to our growth strategies on King's financial and other projections, dependence on our compliance with government laws and regulations that relate to our business, and dependence on changes in general economic and business conditions, changes in current pricing levels, changes in federal and state laws and regulations, and manufacturing capacity constraints. Other important factors that may cause actual results to differ materially from the forward-looking statements are discussed in the "Risk Factors" section and other sections of our current Form 10-K for the year ended December 31, 2001, which is on file with the Securities and Exchange Commission. We do not undertake to publicly update or revise any of our forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.

Report of Independent Accountants

To the Board of Directors and Shareholders of King Pharmaceuticals, Inc.:

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of King Pharmaceuticals, Inc. and its subsidiaries at December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Jones Pharma Incorporated on August 31, 2000 in a transaction accounted for as a pooling of interests, as described in Note 3 to the consolidated financial statements. We did not audit the financial statements of Jones Pharma Incorporated, which statements reflect total assets of $300.5 million as of December 31, 1999 and total revenues of $103.4 million and $132.5 million for each of the two years in the period ended December 31, 1999. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Jones Pharma Incorporated, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Note 21 to the consolidated financial statements, in 2000 the Company changed its method of recognizing revenue to conform to the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.

As discussed in Note 21 to the consolidated financial statements, in 2001 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138 and interpreted by certain Financial Accounting Standards Board Derivative Implementation Group issues.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 15, 2002

Consolidated Balance Sheets

As of December 31,	2000	2001
(In thousands, except share data)		
ASSETS		
Current assets:		
Cash and cash equivalents	$ 76,395	$ 874,602
Marketable securities	—	49,880
Accounts receivable, net of allowance for doubtful accounts $5,000 and $6,047	120,702	161,864
Inventories	65,089	111,578
Deferred income taxes	26,733	31,556
Prepaid expenses and other current assets	28,324	8,079
Total current assets	317,243	1,237,559
Property, plant and equipment, net	128,521	164,116
Intangible assets, net	790,324	1,037,795
Other assets	46,307	67,141
Total assets	$1,282,395	$2,506,611
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long term debt	$ 1,527	$ 1,357
Accounts payable	25,010	22,870
Accrued expenses	78,545	119,498
Income taxes payable	—	7,718
Total current liabilities	105,082	151,443
Long-term debt:		
Convertible debentures	—	345,000
Senior subordinated notes	96,382	93
Other	2,623	1,304
Deferred income taxes	16,989	37,021
Other liabilities	73,586	63,466
Total liabilities	294,662	598,327
Commitments and contingencies (Note 16)		
Shareholders' equity:		
Common shares, no par value, 300,000,000 shares authorized, 227,782,543 and 247,692,984 shares issued and outstanding	658,948	1,361,563
Retained earnings	328,785	546,721
Total shareholders' equity	987,733	1,908,284
Total liabilities and shareholders' equity	$1,282,395	$2,506,611

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

For the years ended December 31,	1999	2000	2001
(In thousands, except per share data)			
Revenues:			
Net sales	$480,815	$578,769	$ 825,488
Royalty revenue	31,650	41,474	46,774
Total revenues	512,465	620,243	872,262
Operating costs and expenses:			
Cost of revenues, excluding royalty expense	136,473	133,500	168,742
Nonrecurring charge — cost of revenues — inventory write-off	—	28,722	2,059
Inventory recall	—	—	5,933
Royalty expense	7,355	9,049	9,830
Total cost of revenues	143,828	171,271	186,564
Selling, general and administrative	107,219	122,401	133,508
Co-promotion marketing expense	—	6,594	18,331
Co-promotion fees	—	3,873	89,041
Total selling, general and administrative	107,219	132,868	240,880
Depreciation and amortization	33,864	41,942	47,966
Research and development expense	17,659	18,684	23,507
Research and development — special license rights	—	—	3,000
Nonrecurring charge — research and development	—	6,107	—
Merger, restructuring, and other nonrecurring charges	—	64,643	4,079
Total operating costs and expenses	302,570	435,515	505,996
Operating income	209,895	184,728	366,266
Other income (expenses):			
Interest income	10,507	11,875	10,975
Interest expense	(55,371)	(36,974)	(12,684)
Other, net	(3,239)	3,333	6,313
Total other income (expense)	(48,103)	(21,766)	4,604
Income before income taxes, extraordinary item(s) and cumulative effect of change in accounting principle	161,792	162,962	370,870
Income tax expense	(61,150)	(76,332)	(138,006)
Income before extraordinary item(s) and cumulative effect of change in accounting principle	100,642	86,630	232,864
Extraordinary item(s):			
Extinguishment of debt, net of taxes of $445 for 1999, $7,580 for 2000 and $8,520 for 2001	(705)	(12,768)	(14,383)
Loss on disposed and impaired assets, net of taxes of $5,612	—	(9,353)	—
Income before cumulative effect of change in accounting principle	99,937	64,509	218,481
Cumulative effect of change in accounting principle, net of taxes of $325	—	—	(545)
Net income	$ 99,937	$ 64,509	$ 217,936
Income per common share:			
Basic: Income before extraordinary item(s) and cumulative effect of change in accounting principle	$ 0.48	$ 0.40	$ 1.00
Extraordinary item(s)	—	(0.10)	(0.06)
Cumulative effect of change in accounting principle	—	—	—
Net income	$ 0.48	$ 0.30	$ 0.94
Diluted: Income before extraordinary item(s) and cumulative effect of change in accounting principle	$ 0.47	$ 0.39	$ 0.99
Extraordinary item(s)	—	(0.10)	(0.06)
Cumulative effect of change in accounting principle	—	—	—
Net income	$ 0.47	$ 0.29	$ 0.93

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity and Other Comprehensive Income

For the years ended December 31, 1999, 2000 and 2001	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income	Due From Related Party	Cost of Treasury Stock	Total
(In thousands, except share data)							
Balance, December 31, 1998	115,696,082	$ 232,569	$171,000	$ —	$(596)	$(10,808)	$ 392,165
Comprehensive income:							
Net income	—	—	99,937	—	—	—	99,937
Net unrealized loss on marketable securities, net of tax	—	—	—	(94)	—	—	(94)
Total comprehensive income							99,843
3 for 2 common stock split declared July 13, 1999	15,994,942	—	—	—	—	—	—
Stock option activity	900,015	10,365	—	—	—	—	10,365
Stock warrants exercised	40,542	540	—	—	—	—	540
Payments from Benevolent Fund	—	—	—	—	596	—	596
Retirement of treasury stock	—	(15,263)	—	—	—	15,263	—
Purchase of stock held in treasury	(187,406)	—	—	—	—	(4,455)	(4,455)
Cash dividend declared — Jones	—	—	(4,042)	—	—	—	(4,042)
Balance, December 31, 1999	132,444,175	228,211	266,895	(94)	—	—	495,012
Comprehensive income:							
Net income	—	—	64,509	—	—	—	64,509
Net unrealized gain on marketable securities, net of tax	—	—	—	94	—	—	94
Total comprehensive income							64,603
3 for 2 common stock split	23,992,412	—	—	—	—	—	—
Stock option activity	3,846,764	81,128	—	—	—	—	81,128
Cash dividend declared — Jones	—	—	(2,619)	—	—	—	(2,619)
Issuance of common shares	10,557,827	349,609	—	—	—	—	349,609
Balance, December 31, 2000	170,841,178	658,948	328,785	—	—	—	987,733
Comprehensive income:							
Net income	—	—	217,936	—	—	—	217,936
Total comprehensive income							217,936
4 for 3 common stock split	56,941,365	(418)	—	—	—	—	(418)
Stock option activity	1,918,441	43,287	—	—	—	—	43,287
Issuance of common shares	17,992,000	659,746	—	—	—	—	659,746
Balance, December 31, 2001	247,692,984	$1,361,563	$546,721	$ —	$ —	$ —	$1,908,284

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31,	1999	2000	2001
(In thousands)			
Cash flows from operating activities:			
Net income	$ 99,937	$ 64,509	$ 217,936
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	33,864	41,942	47,966
Amortization of deferred financing costs	2,834	1,927	1,040
Extraordinary loss — extinguishment of debt	1,150	13,366	22,902
Extraordinary loss — disposed and impaired assets	—	14,965	—
Cumulative effect of change in accounting principle	—	—	870
Stock compensation charge	—	4,755	3,229
Write-off of inventory	—	28,722	—
Deferred income taxes	(834)	(9,319)	15,209
Non-cash nonrecurring charge	—	3,727	—
Loss on sale of investment securities	—	707	—
Unrealized gain on convertible senior notes	—	—	(8,546)
Tax benefits of stock options exercised	3,107	40,540	12,430
Other non-cash items, net	1,895	2,803	2,948
Changes in operating assets and liabilities:			
Accounts receivable	(25,358)	(31,247)	(44,114)
Inventories	(10,949)	(48,814)	(46,489)
Prepaid expenses and other current assets	(4,481)	5,229	(484)
Other assets	(1,755)	(3,463)	3,136
Accounts payable	13,520	(4,303)	(9,722)
Accrued expenses and other liabilities	34,553	15,548	41,519
Deferred revenue	—	71,213	(9,247)
Income taxes	823	(31,434)	28,977
Net cash provided by operating activities	148,306	181,373	279,560
Cash flows from investing activities:			
Purchase of investment securities	(88,820)	(142,922)	(49,880)
Proceeds from maturity and sale of investment securities	21,500	256,121	—
Convertible senior notes	—	(20,000)	(10,000)
Loans receivable	—	(15,379)	(15,000)
Purchases of property, plant and equipment	(13,219)	(25,149)	(40,167)
Purchases of intangible assets	(98,199)	(207,000)	(286,500)
Proceeds from loan receivable	—	—	14,086
Proceeds from sale of intangible assets	—	—	3,332
Other investing activities	(2,014)	512	1,446
Net cash used in investing activities	(180,752)	(153,817)	(382,683)
Cash flows from financing activities:			
Proceeds from revolving credit facility	92,000	159,000	75,000
Payments on revolving credit facility	(66,000)	(204,000)	(75,000)
Proceeds from issuance of common shares and exercise of stock options, net	10,199	387,768	684,435
Payments of cash dividends — Jones	(4,042)	(2,619)	—
Purchase of stock held in treasury	(4,455)	—	—
Proceeds from other long-term debt	150,000	—	—
Payment of senior subordinated debt	—	(53,618)	(115,098)
Proceeds from seller note	—	25,000	—
Payment of seller note	—	(25,000)	—
Proceeds from bridge loan facility	—	25,000	—
Payments on bridge loan facility	—	(25,000)	—
Payments on other long-term debt	(136,021)	(368,707)	(1,489)
Proceeds from convertible debentures	—	—	345,000
Debt issuance costs	(6,754)	(708)	(11,100)
Other	596	—	(418)
Net cash provided by (used in) financing activities	35,523	(82,884)	901,330
Increase (decrease) in cash and cash equivalents	3,077	(55,328)	798,207
Cash and cash equivalents, beginning of period	128,646	131,723	76,395
Cash and cash equivalents, end of period	$ 131,723	$ 76,395	$ 874,602
Supplemental disclosure of cash paid for:			
Interest	$ 50,411	$ 37,353	$ 15,433
Taxes	$ 57,576	$ 65,739	$ 96,773

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

(In thousands, except share data)

NOTE 1. THE COMPANY

King Pharmaceuticals, Inc. ("King" or the "Company") is a vertically integrated pharmaceutical company that develops, manufactures, markets and sells primarily branded prescription pharmaceutical products. Through a national sales force and co-promotion arrangements, King markets its branded pharmaceutical products to general/family practitioners, internal medicine physicians, cardiologists, endocrinologists, pediatricians, obstetrician/gynecologists, and hospitals across the United States and in Puerto Rico. The Company also provides contract manufacturing for a number of the world's leading pharmaceutical and biotechnology companies. In addition, the Company receives royalties from the rights of certain products (Adenocard® and Adenoscan®) previously sold.

These consolidated financial statements include the accounts of King and its wholly owned subsidiaries, Monarch Pharmaceuticals, Inc., Parkedale Pharmaceuticals, Inc., King Pharmaceuticals Research and Development, Inc., Jones Pharma Incorporated, and King Pharmaceuticals of Nevada, Inc. All intercompany transactions and balances have been eliminated in consolidation.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. Assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities are affected by such estimates and assumptions. Actual results could differ from those estimates.

Revenue Recognition Product sales are reported net of an estimate for returns and allowances, rebates and chargebacks. During the fourth quarter of 2000, the Company changed its accounting policy for recognizing product sales in accordance with the SEC's Staff Accounting Bulletin No.101 ("SAB 101"), "Revenue Recognition in Financial Statements." Previously, sales were recorded upon shipment of goods to the customer. The new policy recognizes that the risks of ownership in some transactions do not substantively transfer to customers until the product has been received by them, without regard to when legal title has transferred (Note 21). Royalty revenue is recognized based on a percentage of sales reported by third parties.

Shipping and Handling Costs The Company incurred $1,695, $1,619, and $2,455 in 1999, 2000 and 2001, respectively, related to shipping and handling costs classified with selling, general and administrative expenses in the consolidated statement of operations. The Company does not bill customers for such costs.

Cash and Cash Equivalents The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company's cash and cash equivalents are placed in large domestic banks which limit the amount of credit exposure.

Marketable Securities The Company classifies its existing marketable securities as available-for-sale. These securities are carried at fair market value based on current market quotes, with unrealized gains and losses reported in shareholders' equity as a component of other comprehensive income. Gains or losses on securities sold are based on the specific identification method. The Company's policy is to only invest in high-grade corporate bonds, government agencies and municipalities. The Company reviews its investment portfolio as deemed necessary and, where appropriate, adjusts individual securities for other-than-temporary impairments. There was no material unrealized gain or loss at December 31, 2000 or 2001. The Company does not hold these securities for speculative or trading purposes.

Inventories Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Inventory of product samples held for distribution to third parties represent 10% and 17% of inventory as of December 31, 2000 and December 31, 2001, respectively.

Income Taxes Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized.

Financial Instruments and Derivatives The Company does not use financial instruments for trading purposes. Interest rate protection agreements, which are a type of derivative instrument, are sometimes used to manage interest rate risks. The notional amounts of the interest rate protection agreements entered into by the Company are used to measure the interest to be paid or received and do not represent the amount of exposure to loss. At December 31, 2000 and 2001 the Company did not have any interest rate protection agreements or other derivatives outstanding.

The fair values of financial instruments are determined by reference to various market data or other valuation techniques as appropriate. Unless otherwise disclosed, the fair values of financial instruments approximate their recorded values.

Property, Plant and Equipment Property, plant and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed over the estimated useful lives of the related assets using the straight-line method for financial statement purposes and accelerated methods for income tax purposes. The estimated useful lives are principally 15 to 40 years for buildings and improvements and 3 to 15 years for machinery and equipment. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in income.

In the event that facts and circumstances indicate that the carrying amount of property, plant and equipment may be impaired, evaluation of recoverability is performed using the estimated future undiscounted cash flows associated with the asset compared to the asset's carrying amount to determine if a writedown is required. To the extent such projection indicates that undiscounted cash flow is not expected to be adequate to recover the carrying amount, the asset is written down to discounted cash flows.

Capitalized Interest For the years ended December 31, 1999, 2000 and 2001, the Company capitalized interest of approximately $381, $645, and $1,256, respectively.

Intangible Assets Intangible assets which include primarily product rights, patents and goodwill are stated at cost, net of accumulated amortization. Amortization is computed over the estimated useful lives, ranging from 5 to 36 years, using primarily the straight-line method.

The Company evaluates the propriety of the carrying amount of intangibles as well as the related amortization period to determine whether current events and circumstances warrant adjustments to the carrying values and/or revised estimates of useful lives. This evaluation is performed using the estimated projected future undiscounted cash flows associated with the asset compared to the asset's carrying amount to determine if a writedown is required. To the extent such projection indicates that undiscounted cash flow is not expected to be adequate to recover the carrying amount, the asset is written down to its fair value.

Deferred Financing Costs Financing costs related to the $345 million convertible debt are being amortized over five years to the first date the debt can be put by the holders to the Company.

Self-Funded Health Insurance The Company is self-insured with respect to its health care benefit program. The Company pays a fee to a third party to administer the plan. The Company has stop loss coverage on a per employee basis as well as in the aggregate. Self-insured costs are accrued based upon reported claims and an estimated liability for claims incurred but not reported.

Advertising The Company expenses advertising costs as incurred and these costs are included as selling, general and administrative expenses. Advertising costs for the years ended December 31, 1999, 2000, and 2001 were $22,657, $28,035, and $48,460, respectively.

Promotional Fees to Wyeth On June 22, 2000, the Company entered into a co-promotion agreement with Wyeth to promote Altace® in the United States and Puerto Rico through October 29, 2008. Under the agreement, Wyeth paid an up front fee of $75.0 million to King which was classified as other liabilities and is being amortized as a reduction of marketing expenses over the life of the agreement.

In connection with the co-promotion agreement with Wyeth, the Company agreed to pay Wyeth a promotional fee as follows:

- For 2000, an amount equal to a percentage of annualized Altace® net sales from October 5, 2000 through December 31, 2000.
- For 2001 and 2002, 20% of Altace® net sales up to $165 million, 50% of Altace® net sales from $165 million to $465 million and 52% of Altace® net sales in excess of $465 million.
- For years subsequent to 2002 through 2008, the fee is based on the same formula, except the fee for the first $165 million will be 15% of Altace® net sales.

The co-promotion fee is accrued quarterly based on a percentage of Altace® net sales at a rate equal to the expected relationship of the expected co-promotion fee for the year to applicable expected Altace® net sales for the year.

Statement of Accounting Standards Not Yet Adopted In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." SFAS No. 141 requires all business combinations to be accounted for under the purchase method of accounting. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001, as well as all business combinations accounted for under the purchase method of accounting for which the date of acquisition is July 1, 2001, or later. SFAS No. 141 will be utilized on all business combinations of the Company after July 1, 2001. Therefore, pooling of interest transactions, such as the Company's prior acquisitions with Medco Research, Inc. ("Medco") and Jones Pharma Incorporated ("Jones"), will no longer be permitted.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 modifies the accounting and reporting for acquired intangible assets at the time of acquisition and in subsequent periods. Intangible assets which have finite lives must be amortized over their estimated useful lives. Intangible assets with indefinite lives will not be amortized but evaluated annually for impairment. Any impairment loss determined upon adoption of SFAS No. 142 is to be treated as the cumulative effect of an accounting change. Goodwill will not be amortized but instead tested for impairment annually. SFAS No. 142 was effective immediately for goodwill and intangible assets acquired after June 30, 2001 and is effective beginning in 2002 for all previously acquired goodwill and intangible assets.

The Company has applied the provisions of SFAS No. 142 for acquisitions in the third quarter of 2001 related to the Corgard®, Corzide®, Delestrogen® and Florinef® products.

In accordance with SFAS No. 142, the Company is in the process of:

(a) assessing the useful lives of the Company's intangible assets, including whether any would have indefinite lives;

(b) determining if a transitional impairment charge will be required as of January 1, 2002 as the cumulative effect of a change in accounting principle; and

(c) determining whether reclassification of certain intangible assets as goodwill (and vice versa) is necessary.

Although at the present time the Company does not know the specific impact of implementing SFAS No.142, management does not expect such implementation to have a material impact on future financial statements.

In August 2001, the Financial Accounting Standards Board issued SFAS No.143, "Accounting for Asset Retirement Obligations" and SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No.143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No.143 is effective for fiscal years beginning after June 15, 2002. SFAS No.144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No.144 is effective for fiscal years beginning after December 15, 2001. We are in the process of reviewing the impact of these pronouncements.

Reclassifications Certain amounts from the prior consolidated financial statements have been reclassified to conform to the presentation adopted in 2001.

NOTE 3. MERGERS, RESTRUCTURING AND NONRECURRING CHARGES

A. Merger with Medco On February 25, 2000, the Company completed a merger with Medco by exchanging 7,221,000 (14,440,972 post-splits) shares of its common stock for all of the common stock of Medco. Each share of Medco was exchanged for .6757 (1.3514 for 1 post-splits) of one share of King common stock. In addition, outstanding Medco stock options were converted at the same exchange rate into options to purchase approximately 695,000 (1,389,299 post-splits) shares of King common stock.

The Medco merger was accounted for as a pooling of interests. In connection with this transaction the Company charged to expense $20,789 of merger related costs in the first quarter of 2000. The types of costs incurred, the actual cash payments made and the remaining accrued balances at December 31, 2001 are summarized below:

	Income Statement Impact	Payments In 2000	Accrued Balance at December 31, 2000	Payments In 2001	Accrued Balance at December 31, 2001
Transaction costs and contingencies	$14,389	$13,592	$ 797	$ —	$797
Employee costs and other	6,400	5,961	439	439	—
Total	$20,789	$19,553	$1,236	$439	$797

B. Merger with Jones On August 31, 2000, the Company completed a merger with Jones by exchanging 73,770,000 (98,357,541 post split) shares of its common stock for all of the common stock of Jones. Each share of Jones was exchanged for 1.125 (1.50 post split) shares of King common stock. In addition, outstanding Jones stock options were converted at the same exchange rate into options to purchase approximately 4,024,000 (5,365,199 post split) shares of King common stock.

The Jones merger was accounted for as a pooling of interests. In connection with the merger with Jones, the Company incurred total merger and restructuring related costs of $35,317. The types of costs incurred, the actual cash payments made and the remaining accrued balances at December 31, 2001 are summarized below:

	Income Statement Impact	Activity During 2000	Accrued Balance at December 31, 2000	Additional Charge in 2001	Activity During 2001	Accrued Balance at December 31, 2001
Transaction costs	$21,484	$20,864	$ 620	$ —	$ 620	$—
Employee costs, including severance and stock compensation	10,096	6,389	3,707	4,079	7,786	—
Contract terminations	3,661	3,661	—	—	—	—
Other	2	2	—	—	—	—
Total	$35,243	$30,916	$4,327	$4,079	$8,406	$—

All activity was paid in cash except for $4.7 million in 2000 and $3.9 million in 2001 for non-cash compensation and a $3.2 million asset write-down for a negotiated contract termination in 2000.

The following information presents certain financial statement data of the separate pre-merger companies as of December 31, 1999 and for the year ended December 31, 1999:

For the year ended December 31, 1999	
Net revenues:	
King	$ 348,271
Medco	31,650
Jones	132,544
Total	$ 512,465
Net income:	
King	$ 44,949
Medco	6,044
Jones	48,944
Total	$ 99,937

As of December 31, 1999	
Total assets:	
King	$ 805,689
Medco	75,652
Jones	300,465
Total	$1,181,806

In addition, the following information presents certain unaudited financial data of the separate companies from the beginning of 2000 to the respective dates of the mergers:

	Net Revenue	Net Income
Medco	$ 9,169	$ 7,244
Jones	130,175	45,584
Total	$139,344	$52,828

C. Discontinuance of Fluogen® Product On September 27, 2000, the Company received written notification from the U.S. Food and Drug Administration ("FDA") that it must cease manufacturing and distributing Fluogen,® an influenza vaccine, until the Company demonstrates compliance with related FDA regulations. In addition, the notification recommended that the Company properly dispose of Fluogen® inventory on hand. As a result of this notification, the Company decided to permanently discontinue Fluogen® production and distribution. This restructuring plan resulted in the elimination of approximately 160 employees of which approximately 110 were hourly and 50 were salaried. As a result of the Company's decision to discontinue Fluogen® and as required by paragraph 60 of APB No. 16, the Company recorded extraordinary losses on disposed and impaired assets of $15.0 million, before tax benefit of $5.6 million, and a nonrecurring charge of $37.3 million for the year ended December 31, 2000. A summary of the types of costs accrued and incurred are summarized below:

	Income Statement Impact	Payments In 2000	Other [1]	Accrued Balance at December 31, 2000	Payments In 2001	Other	Accrued Balance at December 31, 2001
Nonrecurring charges:							
Fluogen® inventory write-off	$28,722	$ —	$28,722	$ —	$ —	$ —	$ —
Employee costs, including severance and stock compensation	6,505	1,235	—	5,270	4,412	858	—
Contractual commitments and cleanup activities	2,106	810	—	1,296	288	—	1,008
Extraordinary charges:							
Goodwill impairment	5,055	—	5,055	—	—	—	—
Asset impairment	9,910	—	9,910	—	—	—	—
Total	$52,298	$2,045	$43,687	$6,566	$4,700	$858	$1,008

[1] Includes non-cash asset write-downs.

D. Discontinuance of Pallacor™ Research and Development Efforts In September 2000 management decided to discontinue the research and development efforts relating to Pallacor™ due to the Company's inability to out-license rights to the product and management's assessment of the significance of projected research and development costs relative to the likelihood of the project's success resulting in a nonrecurring research and development charge of $6.1 million. At December 31, 2000 and 2001, the Company has $4.7 million and $0.0, respectively, accrued for all estimated remaining contractual commitments associated with Pallacor.™

E. Inventory Recall DSM Pharmaceuticals, Inc. one of the Company's third-party manufacturers, informed the Company on November 21, 2001, that they ceased operations at their sterile manufacturing facilities in Greenville, North Carolina, as a result of FDA concerns relating to compliance issues. Due to the compliance issues, DSM Pharmaceuticals recommended that the Company initiate a voluntary recall of all products that they manufacture for King. As a result, the Company initiated a voluntary recall of these products on December 18, 2001. As a result, the Company recorded a special charge, included as cost of revenues, of $5,933 to provide primarily for product returns and the write-off of inventory.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

A significant portion of the Company's sales are to customers in the pharmaceutical industry. The Company monitors the extension of credit to customers and has not experienced significant credit losses. The following table represents a summary of accounts receivable from significant customers to net accounts receivable:

	1999	2000	2001
Customer A	12.3%	10.7%	25.4%
Customer B	n/a	21.4%	15.4%
Customer C	n/a	n/a	12.1%

The following table represents a summary of sales to significant customers as a percentage of the Company's total revenues:

	1999	2000	2001
Customer A	12.3%	18.1%	20.2%
Customer B	n/a	14.9%	17.5%
Customer C	n/a	10.2%	18.4%

n/a — sales or receivable balances were less than 10% for the year.

The Company invests its excess cash primarily in government, municipal obligations and high-quality corporate debt securities and commercial paper. The commercial paper securities are highly liquid and the remaining investments typically mature within two years (although there is an established secondary market for sales at any given time). Based on the nature of the financial instruments and/or historical realization of these financial instruments, management believes they bear minimal risk.

NOTE 5. MARKETABLE SECURITIES

The following table represents the contractual maturities of marketable securities held as of December 31, 2001:

Less than one year	$777,923
One to five years	29,582
Total securities available-for-sale	$807,505

All available-for-sale securities are considered current, as the Company intends to use them for current operating and investing purposes. At December 31, 2000 and 2001, approximately $60,000 and $757,625, respectively, of available-for-sale securities with original maturities of 90 days or less were included in cash and short-term investments. The remaining amounts totaling approximately $49.9 million at December 31, 2001 are classified as marketable securities on the Company's balance sheet.

At December 31, 2001, the market value of the marketable securities approximated cost. There were no realized gains or losses in 1999 or 2001. During 2000, the Company liquidated its marketable securities and recognized a net loss of $707.

NOTE 6. INVENTORY

Inventory consists of the following:

	2000	2001
Finished goods	$49,825	$ 74,471
Work in process	6,662	9,424
Raw materials	8,602	27,683
	$65,089	$111,578

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	2000	2001
Land	$ 7,245	$ 7,461
Buildings and improvements	74,313	76,318
Machinery and equipment	62,491	84,968
Equipment under capital lease	2,301	1,317
Construction in progress	10,750	31,213
	157,100	201,277
Less accumulated depreciation	(28,579)	(37,161)
	$128,521	$164,116

Depreciation expense for the years ended December 31, 1999, 2000 and 2001 was $8,401, $8,888, and $9,749, respectively.

NOTE 8. ACQUISITIONS/INTANGIBLE ASSETS

Goodwill and Product Rights On August 8, 2001, the Company acquired three branded pharmaceutical products and a fully paid license to a fourth product from Bristol-Myers Squibb ("BMS") for $285.0 million plus approximately $1.5 million of expenses. The products acquired include BMS's rights in the United States to Corzide,® Delestrogen,® and Florinef.® King also acquired a fully paid license to and trademark for Corgard® in the United States. The acquisition was financed with a combination of borrowings under its senior secured credit facility and cash on hand. The Company's allocation of purchase price was based upon the estimated fair value of assets acquired and liabilities assumed in accordance with SFAS No. 142. The purchase price allocation among the various products acquired and the determination of useful lives has been completed and the difference between the original and final determination was not material. The products are being amortized over 20 to 30 years.

On June 22 and July 7, 2000, the Company acquired the sales and marketing rights, respectively, of Nordette,® Wycillin® and Bicillin® from Wyeth for $200.0 million plus assumed liabilities of $3.0 million. The purchase price was allocated to intangible assets which are being amortized over their estimated useful lives of 25 years. This acquisition was financed with a draw of $10.0 million on a $50.0 million bridge loan, $25.0 million in the form of a note issued to Wyeth, $37.5 million of the proceeds from the sale of stock to Wyeth, $25.0 million received in connection with the co-promotion agreement with Wyeth, $90.0 million from the revolving credit facility and $12.5 million in excess cash from operations.

On November 12, 1999, the Company purchased the rights, title and interest to the Tigan® product line from Roberts Pharmaceuticals, Inc. for a purchase price of $6,493, including $93 of indebtedness. The purchase price was allocated to intangible assets and is being amortized over its estimated useful life of 20 years. The acquisition was financed through borrowings on the Company's revolving credit facility.

On August 19, 1999, the Company acquired the antibiotic Lorabid® in the United States and Puerto Rico from Eli Lilly and Company for a purchase price of $91.7 million, including acquisition costs, plus sales performance milestones. As of December 31, 2001, no milestone payments have been made and the Company does not currently anticipate any such payments. The purchase price was allocated to intangible assets and is being amortized over its estimated useful life of 15 to 25 years.

The following unaudited pro forma summary presents the financial information as if the above described acquisitions had occurred as of January 1, 1999 for the acquisitions occurring in 1999 and 2000 or January 1, 2000 for the acquisitions occurring in 2001. These pro forma results have been prepared for comparative purposes and do not purport to be indicative of what would have occurred had the acquisitions been made on January 1, 1999 or January 1, 2000, nor is it indicative of future results.

For the years ended December 31,	1999	2000	2001
Net sales	$606,847	$721,107	$887,326
Income before extraordinary item(s) and cumulative effect of change in accounting principle	$121,978	$123,829	$235,305
Basic income per common share before extraordinary item(s) and cumulative effect of change in accounting principle	$ 0.59	$ 0.57	$ 1.02
Diluted income per common share before extraordinary item(s) and cumulative effect of change in accounting principle	$ 0.58	$ 0.56	$ 1.01

Intangible assets consist of the following:

	2000	2001
Trademarks and product rights	$732,355	$1,017,456
Patents	110,000	110,000
Goodwill	16,251	16,251
Other intangibles	8,962	9,316
	867,568	1,153,023
Less accumulated amortization	(77,244)	(115,228)
	$790,324	$1,037,795

Amortization expense for the years ended December 31, 1999, 2000, and 2001 was $25,463, $33,054, and $38,217, respectively.

NOTE 9. OTHER ASSETS

Other assets consist of the following:

	2000	2001
Investment in Novavax convertible senior notes	$20,000	$38,081
Loan receivable	15,802	17,565
Deferred financing costs	4,871	10,823
Other	5,634	672
	$46,307	$67,141

On December 19, 2000 and September 7, 2001, the Company acquired convertible senior notes of $20,000 and $10,000, respectively, from Novavax, Inc. The convertible senior notes earn interest at 4% payable semi-annually in June and December. The convertible senior notes are due December 19, 2007. The convertible senior notes are convertible to common shares of Novavax, Inc. at a specified conversion price. At December 31, 2001, the convertible senior notes were convertible to 12.0% of the outstanding common shares of Novavax, Inc. During 2001, the Company recognized an unrealized gain net of amortization of $8,081 related to the conversion option on the convertible senior notes in accordance with SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities." The gain has been recorded in other income in the accompanying financial statements. During September 2001, the Company modified the agreement with Novavax which resulted in the option no longer being considered a derivative. The unrealized gain recognized prior to this change is being amortized over the remaining life of the agreement.

On June 22, 2000, the Company entered into an agreement with Aventis Pharma Deutschland GMBH ("Aventis") to provide Aventis with funds for a facilities expansion which will provide additional production of an outsourced product of the Company. During 2000 and 2001, the Company loaned Aventis $15,000 and $15,000 under this agreement. This loan bears interest at 8% and is being repaid by reducing amounts otherwise payable on the purchase of inventory. During 2001, inventory in the amount of $14,086 was received as payment against these loans.

Amortization expense related to deferred financing costs was $2,834, $1,927, and $1,040 for 1999, 2000, and 2001, respectively, and has been included in interest expense. During 1999, 2000, and 2001, the Company repaid certain debt prior to maturity resulting in extraordinary losses of $705, $12,768, and $14,383, net of income taxes.

NOTE 10. LEASE OBLIGATIONS

The Company leases certain office and manufacturing equipment and automobiles under non-cancelable operating leases with terms from one to five years. Estimated future minimum lease payments, as of December 31, 2001 for leases with initial or remaining terms in excess of one year are as follows:

2002	$7,885
2003	3,830
2004	1,876
2005	1,271
2006	368

Rent expense for the years ended December 31, 1999, 2000 and 2001 was approximately $4,245, $5,690, and $7,846, respectively.

NOTE 11. ACCRUED EXPENSES

Accrued expenses consist of the following:

	2000	2001
Product returns and chargebacks	$17,863	$ 16,591
Rebates	19,110	33,744
Accrued interest	3,784	528
Product recall accrual	—	5,933
Accrued co-promotion fees	—	40,866
Other	37,788	21,836
	$78,545	$119,498

NOTE 12. LONG-TERM DEBT

Long-term debt consists of the following:

	2000	2001
Convertible debentures (a)	$ —	$345,000
Senior subordinated notes (b)	96,382	93
Senior credit facility (c)	—	—
Notes payable to former shareholders, due in equal annual installments of principal and interest (at a rate of 6%) of $1,226 through December 2003	3,276	2,247
Various capital leases with interest rates ranging from 8.3% to 12.7% and maturing at various times through 2002	869	414
Other notes payable	5	—
	100,532	347,754
Less current portion	1,527	1,357
	$ 99,005	$346,397

(a) During the fourth quarter of 2001, the Company issued $345 million of 2 3/4% Convertible Debentures due November 15, 2021. The debentures are unsecured unsubordinated obligations and the payment of principal and interest is guaranteed by the Company's domestic subsidiaries on a joint and several basis. The debentures accrue interest at an initial rate of 2 3/4%, which will be reset (but not below 2 3/4% or above 4 1/2%) on May 15, 2006, May 15, 2011, and May 15, 2016. Interest is payable on May 15 and November 15 of each year.

On or after November 20, 2006, the Company may redeem for cash all or part of the debentures that have not previously been converted or repurchased at a price equal to 100% of the principal amount of the debentures plus accrued interest up to but not including the date of redemption. Holders may require us to repurchase for cash all or part of their debentures on November 15, 2006, November 15, 2011 or November 15, 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest up to but not including the date of repurchase. In addition, upon a change of control, each holder may require us to repurchase for cash all or a portion of the holder's debentures.

Holders may surrender their debentures for conversion into shares of King common stock at the conversion price (initially $50.16 per share and subject to certain adjustments) if any of the following conditions is satisfied:

- if the closing sale price of King common stock, for at least 20 trading days in the 30 trading day period ending on the trading day prior to the date of surrender, exceeds 110% of the conversion price per share of King common stock on that preceding trading day;
- if we have called the debentures for redemption; or
- upon the occurrence of specified corporate transactions.

The Company has reserved 6,877,990 shares of common stock in the event such debentures are converted into shares of the Company's common stock.

(b) On March 3, 1999, the Company issued $150,000 of 10 3/4% Senior Subordinated Notes due 2009. During 2000 and 2001, the Company redeemed $53,618 and $96,289, respectively, at a price of $59,144 and $114,299, respectively.

(c) The Senior Credit Facility, as amended, provided for up to $525,000 of aggregate borrowing capacity, consisting of: a $150,000 tranche A term loan (the "Tranche A Term Loan"); a $275,000 tranche B term loan (the "Tranche B Term Loan"); and a revolving credit facility in an aggregate amount of $100,000 (the "Revolving Credit Facility"). The Revolving Credit Facility included a $10,000 sublimit available for the issuance of letters of credit and a $5,000 sublimit available for swingline loans. During the year ended December 31, 2000, the Company paid the Tranche A Term Loan and Tranche B Term Loan in full and no amounts were outstanding under its Revolving Credit Facility at December 31, 2000. During 2001, the Company terminated the Senior Credit Facility.

At December 31, 2001, none of the Company's debt agreements contain financial covenants.

During 2001, as a result of terminating its Senior Credit Facility and redemption, through a tender offer of $96.3 million of 10 3/4% Senior Subordinated Notes prior to maturity, the Company recorded an extraordinary charge of $22,903 ($14,383 net of income taxes) or $0.06 per share in the fourth quarter of 2001, resulting from the write-off of deferred financing costs and the payment of an early redemption premium.

During 2000, the Company repaid the Tranche A and Tranche B Term Loans and $53,618 of Senior Subordinated Notes prior to maturity resulting in an extraordinary charge of $20,348 ($12,768 net of income taxes) due to the write-off of deferred financing costs and the payment of an early redemption premium for the Senior Subordinated Notes.

During the year ended December 31, 2000, the Company terminated its interest rate swap agreements and recognized a gain of $1,911, which is included in other income.

The aggregate maturities of long-term debt (including capital lease obligations — Note 10) at December 31, 2001 are as follows:

2002	$ 1,357
2003	1,304
2004	—
2005	—
2006	345,000
Thereafter	93
	$347,754

NOTE 13. FINANCIAL INSTRUMENTS

The following disclosures of the estimated fair values of financial instruments are made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

Cash and Cash Equivalents, Accounts Receivable and Accounts Payable The carrying amounts of these items are a reasonable estimate of their fair values.

Marketable Securities The fair value of marketable securities was based primarily on quoted market prices (Note 5). If quoted market prices are not readily available, fair values are based on quoted market prices of comparable instruments.

Convertible Senior Notes Receivable from Novavax The fair value of the convertible senior notes receivable from Novavax is determined using option pricing models. The fair value of the convertible senior notes receivable as of December 31, 2001 is estimated to be approximately $38,830. Key assumptions used in determining the fair value are as follows: volatility of 58% and a discount rate of 5%.

Long-Term Debt The fair value of the Company's long-term debt, including the current portion, at December 31, 2000 and 2001, is estimated to be approximately $105,508 and $379,709, respectively, using discounted cash flow analyses and based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

NOTE 14. INCOME TAXES

The net income tax expense (benefit) is summarized as follows:

	1999	2000	2001
Current	$61,918	$85,651	$122,797
Deferred	(768)	(9,319)	15,209
Total expense	$61,150	$76,332	$138,006

A reconciliation of the difference between the federal statutory tax rate and the effective income tax rate as a percentage of income before income taxes and extraordinary item(s) is as follows:

	1999	2000	2001
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.9	3.1	3.0
Change in valuation allowance	0.2	—	—
Nondeductible merger costs	—	3.0	—
Other	(0.3)	5.7	(0.8)
Effective tax rate	37.8%	46.8%	37.2%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liability are as follows:

	2000	2001
Accrued expenses and reserves	$ 27,061	$ 30,897
State net operating loss carryforward	1,885	—
Federal tax credit carryforward	1,592	—
Other	381	659
Total deferred tax assets	30,919	31,556
Property, plant and equipment	(10,908)	(13,586)
Intangible assets	(10,267)	(23,270)
Other	—	(165)
Total deferred tax liabilities	(21,175)	(37,021)
Net deferred tax assets/liabilities	$ 9,744	$ (5,465)

Management has determined, based on estimates of future taxable income and existing tax planning opportunities, it is more likely than not that the deferred tax assets will be realizable and no valuation allowance is necessary.

NOTE 15. BENEFIT PLANS

The Company maintains a defined contribution employee benefit plan which covers all employees over 21 years of age. The plan allows for employees' salary deferrals, which are matched by the Company up to a specific amount under provisions of the plan. Company contributions during the years ended December 31, 1999, 2000 and 2001, were $2,265, $2,404, and $2,134, respectively. The plan also provides for discretionary profit-sharing contributions by the Company. There were no discretionary contributions during the years ended December 31, 1999, 2000 and 2001.

NOTE 16. COMMITMENTS AND CONTINGENCIES

Fen/Phen Litigation Many distributors, marketers and manufacturers of anorexigenic drugs have been subject to claims relating to the use of these drugs. Generally, the lawsuits allege that the defendants (1) misled users of the products with respect to the dangers associated with them, (2) failed to adequately test the products and (3) knew or should have known about the negative effects of the drugs, and should have informed the public about the risks of such negative effects. The actions generally have been brought by individuals in their own right and have been filed in various state and federal jurisdictions throughout the United States. They seek, among other things, compensatory and punitive damages and/or court supervised medical monitoring of persons who have ingested the product. The Company is one of many defendants in 32 lawsuits which claim damages for personal injury arising from the Company's production of the anorexigenic drug, phentermine, under contract for GlaxoSmithKline. The Company expects to be named in additional lawsuits related to the Company's production of the anorexigenic drug under contract for GlaxoSmithKline.

While the Company cannot predict the outcome of these suits, the Company believes that the claims against it are without merit and intends to vigorously pursue all defenses available to it. The Company is being indemnified in all of these suits by GlaxoSmithKline for which it manufactured the anorexigenic product, provided that neither the lawsuits nor the associated liabilities are based upon the independent negligence or intentional acts of the Company, and intends to submit a claim for all unreimbursed costs to its product liability insurance carrier. However, in the event that GlaxoSmithKline is unable to satisfy or fulfill its obligations under the indemnity, the Company would have to defend the lawsuit and be responsible for damages, if any, which are awarded against it or for amounts in excess of the Company's product liability coverage. A reasonable estimate of possible losses related to these suits cannot be made.

In addition, Jones, a wholly-owned subsidiary of the Company, is a defendant in 906 multi-defendant lawsuits involving the manufacture and sale of dexfenfluramine, fenfluramine and phentermine. These suits have been filed in various jurisdictions throughout the United States, and in each of these suits, Jones is one of many defendants, including manufacturers and other distributors of these drugs. Although Jones has not at any time manufactured dexfenfluramine, fenfluramine, or phentermine, Jones was a distributor of a generic phentermine product, and, after the acquisition of Abana Pharmaceuticals, was a distributor of Obenix, its branded phentermine product. The plaintiffs in these cases claim injury as a result of ingesting a combination of these weight-loss drugs and are seeking compensatory and punitive damages as well as medical care and court supervised medical monitoring. The plaintiffs claim liability based on a variety of theories including but not limited to, product liability, strict liability, negligence, breach of warranty, and misrepresentation.

Jones denies any liability incident to the distribution of Obenix or its generic phentermine product and intends to pursue all defenses available to it. Jones has tendered defense of these lawsuits to its insurance carriers for handling and they are currently defending Jones in these suits. The manufacturers of fenfluramine and dexfenfluramine have settled many of these cases. In the event that Jones' insurance coverage is inadequate to satisfy any resulting liability, Jones will have to resume defense of these lawsuits and be responsible for the damages, if any, that are awarded against it.

While the Company cannot predict the outcome of these suits, management believes that the claims against Jones are without merit and intends to vigorously pursue all defenses available. The Company is unable to disclose an aggregate dollar amount of damages claimed. Many of these complaints are multi-party suits and do not state specific damage amounts. Rather, these claims typically state damages as may be determined by the court or similar language and state no specific amount of damages against Jones. The Company, at this time, cannot provide an aggregate dollar amount of damages claimed or a reasonable estimate of possible losses related to the lawsuits.

State of Wisconsin Investment Board On November 30, 1999, the Company entered into an agreement of merger with Medco pursuant to which the Company acquired Medco in an all stock, tax-free pooling of interests transaction (Note 3), which was subject to approval by the Medco shareholders. On January 5, 2000, Medco issued to its stockholders a proxy statement with respect to the proposed transaction and noticed a meeting to approve the transaction for February 10, 2000.

On January 11, 2000, the State of Wisconsin Investment Board, ("SWIB"), a Medco shareholder which held approximately 11.6% of the outstanding stock of Medco, filed suit on behalf of a proposed class of Medco shareholders in the Court of Chancery for the State of Delaware, New Castle County, (*State of Wisconsin Investment Board v. Bartlett, et al., C.A. No. 17727*), against Medco and members of Medco's board of directors to enjoin the shareholder vote on the merger and the consummation of the merger. SWIB alleged, among other things, that the proxy materials filed by Medco failed to disclose all material information and included misleading statements regarding the transaction, its negotiation, and its approval by the Medco board of directors; that the Medco directors were not adequately informed and did not adequately inform themselves of all reasonably available information before recommending the transaction to Medco shareholders; and that the Medco directors were disloyal and committed waste in allegedly enabling one of the Medco directors to negotiate the transaction purportedly for his own benefit and in agreeing to terms that precluded what the complaint alleged were more beneficial alternative transactions. SWIB also moved for a preliminary injunction to enjoin the shareholder vote and the merger based on the claims asserted in its complaint. Medco and the other defendants denied all allegations and continue to deny them.

After Medco distributed a supplemental proxy statement on January 31, 2000 and the court postponed the February 10, 2000 vote on the merger agreement for 15 days to allow shareholders sufficient time to consider the supplemental disclosures, the court rejected SWIB's claims in a February 24, 2000 Memorandum Opinion and denied preliminary injunctive relief because SWIB had not shown a reasonable likelihood of success following trial on the merits. The court made a number of preliminary findings, including that the Medco board of directors properly delegated to one of its directors the responsibility to negotiate the merger; that the payment of the negotiating fee was a proper exercise of business judgment and did not constitute waste; that the other merger provisions were also valid; that the Medco directors were adequately informed of all material information reasonably available to them prior to approving the merger agreement; that the Medco directors acted independently and in good faith to benefit the economic interests of the Medco shareholders; that the alleged omissions in the proxy statements were not material; and that the Medco board of directors fully met its duty of complete disclosure with respect to the transaction.

SWIB has filed an Application for a Scheduling Order stating its intention to dismiss the case, before a class has been certified, without prejudice. In the meantime, the action is still pending. While SWIB has indicated that it does not intend to prosecute the merits of the case further, another shareholder could intervene and continue the action. Even though SWIB lost its motion for preliminary injunction, and is going to dismiss the case, SWIB has claimed that its attorneys are entitled to an award of attorney's fees and costs. SWIB has petitioned the court for approximately $7.26 million in attorney's fees and approximately $270,000 in costs.

A hearing on SWIB's petition to dismiss and for attorney's fees and costs was held on June 26, 2000 in the Court of Chancery for the State of Delaware. No ruling has yet been issued.

The Company believes that SWIB's case, including SWIB's claim for significant attorney's fees which includes fees based on a formula related to an alleged benefit conferred on Medco shareholders, is meritless, and the Company is vigorously contesting it. The Company believes SWIB's actions did not confer a benefit on the Medco shareholders. The Company also believes it is unlikely that another shareholder will intervene to continue the action, but if that results then the Company will vigorously contest it.

Thimerosal/Vaccine Related Litigation King and/or its wholly-owned subsidiary, Parkedale Pharmaceuticals, Inc. ("Parkedale"), have been named as defendants in California and Mississippi, along with Abbott Laboratories, American Home Products, Aventis Pharmaceuticals, and other pharmaceutical companies, which have manufactured or sold vaccine products containing the mercury-based preservative, thimerosal.

In these cases, the plaintiffs attempt to link the receipt of the mercury-based vaccinations to neurological defects. The plaintiffs in these cases claim that the vaccines in question would have had their beneficial effects with or without thimerosal, and that thimerosal was a tool for undercutting other products on the market, thereby increasing defendants' sales and profits. The plaintiffs also claim unfair business practices, fraudulent misrepresentations, negligent misrepresentations, and breach of implied warranty, which are all arguments premised on the idea that the defendants promoted vaccines without any reference to the toxic hazards and potential public health ramifications resulting from the mercury-containing preservative. The plaintiffs also allege that the defendants knew of the dangerous propensities of thimerosal in their products.

The only vaccine that King/Parkedale has manufactured, distributed, marketed and/or sold was Fluogen® vaccine, which did contain the mercury-based preservative, thimerosal. Fluogen® was only distributed by King for two flu seasons. King's product liability insurance carrier has been given proper notice of all these matters, and defense counsel are vigorously defending our interests. We seek to be dismissed from the litigation due to lack of product identity in plaintiff's complaints. In 2001, King and Parkedale were dismissed on this basis in a similar case.

Other Legal Proceedings The Parkedale Facility was one of six facilities owned by Pfizer subject to a Consent Decree of Permanent Injunction issued August 1993 in United States of America v. Warner-Lambert Company and Melvin R. Goodes and Lodewijk J.R. DeVink (U.S. Dist. Ct., Dist. of N.J.) (the "Consent Decree"). The Parkedale Facility is currently manufacturing pharmaceutical products subject to the Consent Decree which prohibits the manufacture and delivery of specified drug products unless, among other things, the products conform to current good manufacturing practices and are produced in accordance with an approved abbreviated new drug application or new drug application. The Company intends, when appropriate, to petition for relief from the Consent Decree.

The Company is involved in various routine legal proceedings incident to the ordinary course of its business.

Summary Management believes that the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flow.

Other Commitments and Contingencies The following summarizes the Company's unconditional purchase obligations at December 31, 2001:

2002	$ 78,336
2003	96,252
2004	93,948
2005	94,500
2006	80,123
Thereafter	132,120
Total	$575,279

The unconditional purchase obligations of the Company are primarily related to minimum purchase requirements under contracts with suppliers to purchase raw materials and finished goods related to our branded pharmaceutical products.

NOTE 17. SEGMENT INFORMATION

The Company's business is classified into three reportable segments; Branded Pharmaceuticals, Contract Manufacturing, and Royalties. Branded Pharmaceuticals includes a variety of branded prescription products over four therapeutic areas, including cardiovascular, anti-infective, critical care and women's health/endocrinology. These branded prescription products have been aggregated because of the similarity in regulatory environment, manufacturing process, method of distribution, and type of customer. Contract Manufacturing represents contract manufacturing services provided for pharmaceutical and biotechnology companies. Royalties represents products for which the Company has transferred the manufacturing and marketing rights to corporate partners in exchange for licensing fees and royalty payments on product sales. The classification "all other" primarily includes generic pharmaceutical products and development services.

The Company primarily evaluates its segments based on gross profit. Reportable segments were separately identified based on revenues, gross profit and total assets. Revenues among the segments are presented in the individual segments and removed through eliminations in the information below. Substantially all of the eliminations relate to sales of contract manufacturing to the branded pharmaceutical segment.

The following represents selected information for the Company's operating segments for the periods indicated:

For the years ended December 31,	1999	2000	2001
Total revenues:			
Branded pharmaceuticals	$434,896	$529,053	$794,261
Royalties	31,650	41,473	46,774
Contract manufacturing	72,176	61,689	79,443
All other	9,511	6,962	2,265
Eliminations	(35,768)	(18,934)	(50,481)
Consolidated total revenues	$512,465	$620,243	$872,262
Gross profit (loss):			
Branded pharmaceuticals	$340,731	$405,358	$654,331
Royalties	25,990	34,453	38,474
Contract manufacturing	(3,683)	6,357	(7,229)
All other	5,599	2,804	122
Consolidated gross profit	$368,637	$448,972	$685,698

As of December 31,	2000	2001
Total assets:		
Branded pharmaceuticals	$1,189,997	$2,397,062
Royalties	10,723	11,326
Contract manufacturing	82,314	103,268
All other	720	98
Eliminations	(1,359)	(5,143)
Consolidated total assets	$1,282,395	$2,506,611

The Company evaluates impairment of long-term assets at the lowest level of measurable cash flow in accordance with SFAS No.121, including operating cash flows generated by sales to the ultimate third party.

The following represents revenues by therapeutic area:

For the years ended December 31,	1999	2000	2001
Total revenues:			
Cardiovascular (including royalties)	$167,497	$212,730	$355,275
Anti-infective	123,518	117,460	140,661
Critical care	50,199	68,412	84,136
Women's health/endocrinology	101,099	146,275	231,358
Other	70,152	75,366	60,832
Consolidated total revenues	$512,465	$620,243	$872,262

Capital expenditures of $13,219, $25,149, and $40,168 for the years ended December 31, 1999, 2000, and 2001, respectively, are substantially utilized for contract manufacturing and branded pharmaceutical products purposes.

NOTE 18. RELATED PARTY TRANSACTIONS

Certain management and employees of the Company sit on the board of directors of a private foundation. The Company donated and recognized an expense for short dated inventory to the private foundation with a cost of $1,780, $3,346, and $4,107 for the years ended December 31, 1999, 2000, and 2001, respectively.

During 2001, the Company donated $103 to King College. One of the directors of the Company is the president of King College.

For the year ended December 31, 1999, the Company paid Bourne and Co., Inc., an affiliate of a director and since January 1999 an officer of the Company, $108 for consulting services and the purchase of furniture. In connection with the Altace® acquisition and related financing, Bourne & Co., Inc., received $1,250 in January 1999.

In February 2000, the Company paid $2,823 to a director for services performed in connection with the successful completion of the Medco merger. In addition, this director received fees for consulting services of $180 in 2000.

NOTE 19. STOCKHOLDERS' EQUITY

Preferred Shares The Company is authorized to issue 15 million shares of "blank-check" preferred stock, the terms and conditions of which will be determined by the Board of Directors. As of December 31, 2000 and 2001 there were no shares issued or outstanding.

2001 Offering On November 7, 2001 and November 20, 2001, the Company completed the sale of 16,000,000 and 1,992,000, respectively, newly issued shares of common stock for $38.00 per share ($36.67 per share net of commissions and expenses), resulting in net proceeds of $659.8 million.

Stock Splits On June 20, 2001, the Company's Board of Directors declared a four for three stock split for shareholders of record as of July 3, 2001, to be distributed July 19, 2001. The stock split has been reflected in all share data contained in these financial statements.

On June 2, 2000, the Company's Board of Directors declared a three for two stock split for shareholders of record as of June 12, 2000, to be distributed June 21, 2000. The stock split has been reflected in all share data contained in these financial statements.

On October 4, 1999, the Company's Board of Directors declared a three for two stock split for shareholders of record as of October 28, 1999, to be distributed November 11, 1999. The stock split has been reflected in all share data contained in these financial statements.

On July 13, 1999 and February 3, 2000, three for two stock splits were recorded by Jones. These splits have been reflected in all share data contained in these financial statements.

Stock Option Plans The Company has various incentive stock plans for executives and employees. In connection with the plans, options to purchase common stock are granted at option prices not less than the fair market values of the common stock at the time the options are granted and either vest immediately or ratably over a period of up to ten years from the grant date. At December 31, 2001, options for 9,088,319 shares of common stock are available for future grant. A total of 4,648,646 options to purchase common stock are outstanding under these plans at December 31, 2001, of which 3,276,934 are currently exercisable.

Certain of the incentive stock plans allow for employee payment of option exercise prices in the form of either cash or previously held common stock of the Company. Shares tendered in payment of the option exercise price must be owned by the employee making the tender, for either six months or one year depending on how the shares were acquired, prior to the date of tender.

A summary of the status of the Company's plans as of December 31, 2001 and changes during the years ended December 31, 1999, 2000 and 2001 are presented in the table below:

	1999	2000	2001
Outstanding options, January 1	8,951,818	9,878,993	5,882,509
Exercised	(1,246,370)	(5,172,844)	(1,972,628)
Granted	2,887,679	1,741,564	915,712
Cancelled	(714,134)	(565,204)	(176,947)
Outstanding options, December 31	9,878,993	5,882,509	4,648,646
Weighted average price of options outstanding, January 1	$ 4.04	$ 7.91	$15.45
Weighted average price of options exercised	$ 4.22	$ 7.64	$13.46
Weighted average price of options granted	$16.49	$29.22	$38.39
Weighted average price of options cancelled	$ 8.17	$11.20	$15.67
Weighted average price of options outstanding, December 31	$ 7.91	$15.45	$20.83

Options outstanding at December 31, 2001 have exercise prices between $3.16 and $44.26, with a weighted average exercise price of $20.83 and a remaining contractual life of approximately 6.56 years.

Range of Exercise Prices per Share	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life in Years
Outstanding:			
$ 3.16 – $14.85	2,004,658	$ 7.52	3.90
$17.02 – $30.26	998,605	22.56	7.26
$31.48 – $44.26	1,645,383	35.99	9.37
$ 3.16 – $44.26	4,648,646	$20.83	

Range of Exercise Prices per Share	Shares	Weighted Average Exercise Price Per Share
Exercisable:		
$ 3.16 – $14.85	1,204,517	$ 7.29
$17.02 – $30.26	765,534	22.46
$31.48 – $44.26	1,306,883	35.27
$ 3.16 – $44.26	3,276,934	$21.99

During 2000 and 2001, the Company granted 79,998 and 53,332 options, respectively, of common stock to its directors under the 1998 Stock Option Plan at an exercise price equal to market value at the date of grant. The options vested immediately upon grant. As of December 31, 2001, 184,965 of the options under the 1998 Stock Option Plan were vested and outstanding. Options under the 1998 Stock Option Plan expire 10 years from the date of grant.

The Company has adopted the disclosure only provision of SFAS No.123, "Accounting for Stock Based Compensation." Accordingly, since options were granted at fair value, no compensation cost has been recognized for stock options granted to date. Had compensation cost for these plans been determined for options granted, consistent with SFAS No.123, the Company's net income and diluted income per share would have decreased to the following pro forma amounts:

	1999	2000	2001
Income before extraordinary item(s):			
As reported	$100,642	$86,630	$232,864
Pro Forma	$ 85,665	$62,611	$221,710
Net income:			
As reported	$ 99,937	$64,509	$217,936
Pro Forma	$ 84,960	$40,490	$206,782
Diluted income per share:			
Income before extraordinary item(s):			
As reported	$ 0.47	$ 0.39	$ 0.99
Pro Forma	$ 0.40	$ 0.28	$ 0.95
Net income:			
As reported	$ 0.47	$ 0.29	$ 0.93
Pro Forma	$ 0.40	$ 0.18	$ 0.88

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999, 2000 and 2001:

	1999	2000	2001
Expected life of option	4.27	4.23	4.00
Risk-free interest rate	5.90%	5.91%	3.60%
Expected volatility	66.66%	64.24%	62.38%
Expected dividend yield	0.06%	0.00%	0.00%

The weighted average fair value of options granted during 1999, 2000 and 2001 is $12.82, $21.45, and $19.38, respectively.

NOTE 20. INCOME PER COMMON SHARE

The basic and diluted income before extraordinary item(s) per share was determined based on the following share data:

	1999	2000	2001
Basic income per common share:			
Weighted average common shares	207,791,750	217,766,201	231,542,983
Diluted income per common share:			
Weighted average common shares	207,791,750	217,766,201	231,542,983
Effect of dilutive stock options	3,760,693	4,590,389	2,363,376
Weighted average common shares plus assumed conversions	211,552,443	222,356,590	233,906,359

The weighted average stock options which were anti-dilutive at December 31, 2001 were 221,316 shares. The convertible debentures could also be converted into 6,877,990 shares of common stock in the future, subject to the indenture (Note 12).

NOTE 21. CHANGE IN ACCOUNTING PRINCIPLE AND QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth summary financial information for the year ended December 31, 2001:

2001 By Quarter	First	Second	Third	Fourth
Total revenues	$181,317	$206,509	$230,089	$254,347
Gross profit	143,901	162,165	180,682	198,950
Operating income	73,252	85,805	95,676	111,533
Income before extraordinary item(s) and cumulative effect of change in accounting principle	44,719	56,848	61,471	69,826
Net income	44,174	56,848	61,471	55,443
Basic income per common share[1]:				
Income before extraordinary item(s) and cumulative effect of change in accounting principle	$ 0.19	$ 0.25	$ 0.27	$ 0.29
Net income	0.19	0.25	0.27	0.23
Diluted income per common share[1]:				
Income before extraordinary item(s) and cumulative effect of change in accounting principle	0.19	0.25	0.27	0.29
Net income	0.19	0.25	0.27	0.23

[1] Quarterly amounts do not add to annual amounts due to the effect of rounding on a quarterly basis.

In the fourth quarter of 2000, the Company adopted SAB 101 which clarifies accounting and reporting standards for revenue recognition. The new policy recognizes that the risks of ownership in some transactions do not substantively transfer to customers until the product has been received by them, without regard to when legal title has transferred. Previously, the Company had recognized revenue on product sales upon shipment. There was no cumulative effect of the change on prior years due to the timing of shipments at December 31, 1999. The effect of the change on the year ended December 31, 2000 was to decrease revenue by $3,435 and decrease net income by $1,582, or $0.01 per share on a diluted basis. The unaudited pro forma amounts presented below were calculated assuming the accounting change was made retroactively to January 1, 1999.

	1999	2000	2001
Income before extraordinary item(s) and cumulative effect of change in accounting principle	$103,226	$86,630	$232,864
Net income	$102,521	$64,509	$217,936
Basic income per common share before extraordinary item(s) and cumulative effect of change in accounting principle	$ 0.50	$ 0.40	$ 1.00
Basic income per common share	$ 0.49	$ 0.30	$ 0.94
Diluted income per common share before extraordinary item(s) and cumulative effect of change in accounting principle	$ 0.49	$ 0.39	$ 0.99
Diluted income per common share	$ 0.48	$ 0.29	$ 0.93

The effect of SAB 101 on each of the quarters in the year 2000 are as follows:

	First Quarter Ended March 31, 2000		Second Quarter Ended June 30, 2000		Third Quarter Ended September 30, 2000		Fourth Quarter Ended December 31, 2000
	Pre SAB 101	Adjusted For SAB 101	Pre SAB 101	Adjusted For SAB 101	Pre SAB 101	Adjusted For SAB 101	Adjusted For SAB 101
Total revenues	$137,175	$135,195	$154,776	$143,442	$162,631	$165,542	$176,064
Gross profit	106,168	104,820	114,736	105,856	97,723	99,760	138,536
Net income	10,639	9,796	31,984	26,435	(22,344)	(21,071)	49,349
Basic income per common share[1]	$ 0.05	$ 0.05	$ 0.15	$ 0.12	$ (0.10)	$ (0.10)	$ 0.22
Diluted income per common share[1]	$ 0.05	$ 0.05	$ 0.15	$ 0.12	$ (0.10)	$ (0.09)	$ 0.22
Shares used in basic income per share	209,023	209,023	214,120	214,120	220,978	220,978	225,229
Shares used in diluted income per share	213,856	213,856	218,763	218,763	226,106	226,106	229,174

[1] Quarterly amounts do not add to annual amounts due to the effect of rounding on a quarterly basis.

Certain reclassifications have been made to the pre SAB 101 amounts to conform the presentations of the pooled companies.

The Company recognized the cumulative effect of a change in accounting principle of $0.5 million, net of income taxes of $0.3 million, during the first quarter of 2001, due to the adoption of SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No.138, which establishes accounting and reporting standards for derivative instruments and hedging activities. As of December 31, 2001, the Company held no derivative financial instruments.

NOTE 22. GUARANTOR FINANCIAL STATEMENTS

The Company's wholly-owned subsidiaries Monarch Pharmaceuticals, Inc., Parkedale Pharmaceuticals, Inc., Jones Pharma Incorporated, King Pharmaceuticals Research and Development, Inc., and King Pharmaceuticals of Nevada, Inc. (the "Guarantor Subsidiaries") have guaranteed the Company's performance under the $345,000, 2 3/4% Convertible Debentures due 2021 on a joint and several basis. There are no restrictions under the Company's financing arrangements on the ability of the Guarantor Subsidiaries to distribute funds to the Company in the form of cash dividends, loans or advances. The following combined financial data provides information regarding the financial position, results of operations and cash flows of the Guarantor Subsidiaries (condensed consolidating financial data). Separate financial statements and other disclosures concerning the Guarantor Subsidiaries are not presented because management has determined that such information would not be material to the holders of the notes.

Guarantor Subsidiaries Condensed Consolidating Balance Sheets

	December 31, 2000				December 31, 2001			
	King	Guarantor Subsidiaries	Eliminating Entries	King Consolidated	King	Guarantor Subsidiaries	Eliminating Entries	King Consolidated
ASSETS								
Current assets:								
Cash and cash equivalents	$ 82,316	$ (5,921)	$ —	$ 76,395	$ 882,870	$ (7,789)	$ —	$ 875,081
Investments	—	—	—	—	49,401	—	—	49,401
Accounts receivable, net	7,027	115,034	(1,359)	120,702	12,735	154,272	(5,143)	161,864
Inventories	3,856	61,233	—	65,089	18,683	92,895	—	111,578
Deferred income taxes	23,939	2,794	—	26,733	28,928	2,628	—	31,556
Prepaid expenses and other current assets	39,637	(11,313)	—	28,324	1,898	6,181	—	8,079
Total current assets	156,775	161,827	(1,359)	317,243	994,515	248,187	(5,143)	1,237,559
Property, plant, and equipment, net	28,831	99,690	—	128,521	38,964	125,152	—	164,116
Intangible assets, net	418,895	371,429	—	790,324	682,875	354,920	—	1,037,795
Investment in subsidiaries	911,602	—	(911,602)	—	1,158,458	—	(1,158,458)	—
Other assets	24,940	21,367	—	46,307	49,577	17,564	—	67,141
Total assets	$1,541,043	$ 654,313	$(912,961)	$1,282,395	$2,924,389	$ 745,823	$(1,163,601)	$2,506,611
LIABILITIES AND SHAREHOLDERS' EQUITY								
Current liabilities:								
Accounts payable	$ 2,080	$ 24,289	$ (1,359)	$ 25,010	$ 4,347	$ 23,666	$ (5,143)	$ 22,870
Accrued expenses	13,048	65,497	—	78,545	6,700	112,798	—	119,498
Income taxes payable	—	—	—	—	(4,719)	12,437	—	7,718
Current portion of long-term debt	1,498	29	—	1,527	1,344	13	—	1,357
Total current liabilities	16,626	89,815	(1,359)	105,082	7,672	148,914	(5,143)	151,443
Long-term debt	98,992	13	—	99,005	346,397	—	—	346,397
Deferred income taxes	14,592	2,397	—	16,989	34,539	2,482	—	37,021
Other liabilities	71,714	1,872	—	73,586	63,466	—	—	63,466
Intercompany (receivable) payable	351,386	(351,386)	—	—	564,031	(564,031)	—	—
Total liabilities	553,310	(257,289)	(1,359)	294,662	1,016,105	(412,635)	(5,143)	598,327
Shareholders' equity	987,733	911,602	(911,602)	987,733	1,908,284	1,158,458	(1,158,458)	1,908,284
Total liabilities and shareholders' equity	$1,541,043	$ 654,313	$(912,961)	$1,282,395	$2,924,389	$ 745,823	$(1,163,601)	$2,506,611

Guarantor Subsidiaries Consolidating Statements of Operations

	December 31, 1999				December 31, 2000				December 31, 2001			
	King	Guarantor Subsidiaries	Eliminating Entries	King Consolidated	King	Guarantor Subsidiaries	Eliminating Entries	King Consolidated	King	Guarantor Subsidiaries	Eliminating Entries	King Consolidated
Revenues:												
Net sales	$ 19,798	$496,784	$ (35,767)	$480,815	$ 19,021	$578,682	$ (18,934)	$578,769	$ 27,206	$ 821,469	$ (23,187)	$ 825,488
Royalty revenue	—	31,650	—	31,650	—	41,474	—	41,474	—	46,774	—	46,774
Development revenue	—	—	—	—	—	—	—	—	—	—	—	—
Total revenues	19,798	528,434	(35,767)	512,465	19,021	620,156	(18,934)	620,243	27,206	868,243	(23,187)	872,262
Operating costs and expenses:												
Cost of revenues	16,243	155,997	(35,767)	136,473	16,963	135,471	(18,934)	133,500	26,425	165,504	(23,187)	168,742
Nonrecurring charge — cost of revenues — inventory write-off	—	—	—	—	28,722	—	—	28,722	—	2,059	—	2,059
Inventory recall	—	—	—	—	—	—	—	—	—	5,933	—	5,933
Royalty expense	—	7,355	—	7,355	—	9,049	—	9,049	—	9,830	—	9,830
Total cost of revenues	16,243	163,352	(35,767)	143,828	45,685	144,520	(18,934)	171,271	26,425	183,326	(23,187)	186,564
Selling, general and administrative	15,949	91,270	—	107,219	17,169	115,699	—	132,868	12,660	228,220	—	240,880
Depreciation and amortization	12,910	20,954	—	33,864	21,423	20,519	—	41,942	23,381	24,585	—	47,966
Research and development	—	17,659	—	17,659	1,081	17,603	—	18,684	8,199	18,308	—	26,507
Nonrecurring charge — research and development	—	—	—	—	—	6,107	—	6,107	—	—	—	—
Merger, restructuring and other nonrecurring charges	—	—	—	—	(19,809)	84,452	—	64,643	(361)	4,440	—	4,079
Total operating costs and expenses	45,102	293,235	(35,767)	302,570	65,549	388,900	(18,934)	435,515	70,304	458,879	(23,187)	505,996
Operating income	(25,304)	235,199	—	209,895	(46,528)	231,256	—	184,728	(43,098)	409,364	—	366,266
Other income (expense):												
Interest income	338	10,169	—	10,507	2,647	9,228	—	11,875	9,472	1,503	—	10,975
Interest expense	(55,621)	250	—	(55,371)	(37,457)	483	—	(36,974)	(13,398)	714	—	(12,684)
Other, net	54	(3,293)	—	(3,239)	1,967	1,366	—	3,333	8,593	(2,280)	—	6,313
Equity in earnings of subsidiaries	176,211	—	(176,211)	—	188,010	—	(188,010)	—	246,856	—	(246,856)	—
Intercompany interest (expense)	3,263	(3,263)	—	—	6,082	(6,082)	—	—	16,147	(16,147)	—	—
Total other income (expense)	124,245	3,863	(176,211)	(48,103)	161,249	4,995	(188,010)	(21,766)	267,670	(16,210)	(246,856)	4,604
Income before income taxes, extraordinary item(s) and cumulative effect of change in accounting principle	98,941	239,062	(176,211)	161,792	114,721	236,251	(188,010)	162,962	224,572	393,154	(246,856)	370,870
Income tax (expense) benefit	1,701	(62,851)	—	(61,150)	(28,091)	(48,241)	—	(76,332)	8,292	(146,298)	—	(138,006)
Income (loss) before extraordinary item(s) and cumulative effect of change in accounting principle	100,642	176,211	(176,211)	100,642	86,630	188,010	(188,010)	86,630	232,864	246,856	(246,856)	232,864
Extraordinary item(s)	(705)	—	—	(705)	(22,121)	—	—	(22,121)	(14,383)	—	—	(14,383)
Income (loss) before cumulative effect of change in accounting principle	99,937	176,211	(176,211)	99,937	64,509	188,010	(188,010)	64,509	218,481	246,856	(246,856)	218,481
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	—	(545)	—	—	(545)
Net income	$ 99,937	$176,211	$(176,211)	$ 99,937	$ 64,509	$188,010	$(188,010)	$ 64,509	$217,936	$ 246,856	$(246,856)	$ 217,936

Guarantor Subsidiaries Consolidating Statements of Cash Flows

	December 31, 1999				December 31, 2000				December 31, 2001			
	King	Guarantor Subsidiaries	Eliminating Entries	King Consolidated	King	Guarantor Subsidiaries	Eliminating Entries	King Consolidated	King	Guarantor Subsidiaries	Eliminating Entries	King Consolidated
Cash flows from operating activities:												
Net income	$ 99,937	$ 176,211	$(176,211)	$ 99,937	$ 64,509	$ 188,010	$(188,010)	$ 64,509	$ 217,936	$ 246,856	$(246,856)	$ 217,936
Equity in earnings of subsidiaries	(176,211)	—	176,211	—	(188,010)	—	188,010	—	(246,856)	—	246,856	—
Adjustments to reconcile net income to net cash provided by operating activities:												
Depreciation and amortization	12,910	20,954	—	33,864	21,420	20,522	—	41,942	23,383	24,583	—	47,966
Amortization of deferred financing costs	2,760	74	—	2,834	1,927	—	—	1,927	1,040	—	—	1,040
Extraordinary loss — extinguishment of debt	1,150	—	—	1,150	13,366	—	—	13,366	22,902	—	—	22,902
Extraordinary loss — disposed and impaired assets	—	—	—	—	—	14,965	—	14,965	—	—	—	—
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	—	870	—	—	870
Stock compensation charge	—	—	—	—	2,883	1,872	—	4,755	3,229	—	—	3,229
Write-down of inventory	—	—	—	—	—	28,722	—	28,722	—	—	—	—
Deferred income taxes	(818)	(16)	—	(834)	(9,580)	261	—	(9,319)	14,957	252	—	15,209
Noncash nonrecurring charge	—	—	—	—	—	3,727	—	3,727	—	—	—	—
Loss on sale of investment securities	—	—	—	—	—	707	—	707	—	—	—	—
Unrealized gain on convertible senior notes	—	—	—	—	—	—	—	—	(8,546)	—	—	(8,546)
Tax benefits of stock options exercised	—	3,107	—	3,107	40,540	—	—	40,540	12,430	—	—	12,430
Other non-cash items, net	64	1,831	—	1,895	181	2,622	—	2,803	(15)	2,963	—	2,948
Changes in operating assets and liabilities:												
Accounts receivable	2,619	(28,670)	693	(25,358)	(178)	(31,339)	270	(31,247)	(5,829)	(42,069)	3,784	(44,114)
Inventories	490	(11,439)	—	(10,949)	2,120	(50,934)	—	(48,814)	(14,827)	(31,662)	—	(46,489)
Prepaid expenses and other current assets	(1,815)	(2,666)	—	(4,481)	912	4,317	—	5,229	17,010	(17,494)	—	(484)
Other assets	875	(2,630)	—	(1,755)	300	(3,763)	—	(3,463)	(993)	4,129	—	3,136
Accounts payable	(5,598)	19,811	(693)	13,520	(2,181)	(1,852)	(270)	(4,303)	1,902	(7,840)	(3,784)	(9,722)
Accrued expenses and other liabilities	9,561	24,992	—	34,553	4,007	11,541	—	15,548	(4,667)	46,186	—	41,519
Deferred revenue	—	—	—	—	71,213	—	—	71,213	(9,247)	—	—	(9,247)
Income taxes	(3,524)	4,347	—	823	(37,535)	6,101	—	(31,434)	16,540	12,437	—	28,977
Net cash flows (used in) provided by operating activities	(57,600)	205,906	—	148,306	(14,106)	195,479	—	181,373	41,219	238,341	—	279,560
Cash flows from investing activities:												
Purchase of investment securities	—	(88,820)	—	(88,820)	—	(142,922)	—	(142,922)	—	—	—	—
Proceeds from maturity and sale of investment securities	—	21,500	—	21,500	—	256,121	—	256,121	—	—	—	—
Convertible senior note	—	—	—	—	(20,000)	—	—	(20,000)	(10,000)	—	—	(10,000)
Loans receivable	—	—	—	—	(379)	(15,000)	—	(15,379)	—	(15,000)	—	(15,000)
Purchases of property, plant and equipment	(2,586)	(10,633)	—	(13,219)	(8,894)	(16,255)	—	(25,149)	(12,064)	(28,103)	—	(40,167)
Purchases of intangible assets	(91,799)	(6,400)	—	(98,199)	—	(207,000)	—	(207,000)	(286,500)	—	—	(286,500)
Proceeds from loan receivable	—	—	—	—	—	—	—	—	—	14,086	—	14,086
Proceeds from sale of intangible assets	—	—	—	—	—	—	—	—	3,332	—	—	3,332
Other investing activities	(1,359)	(655)	—	(2,014)	419	93	—	512	—	1,446	—	1,446
Net cash used in investing activities	$ (95,744)	$ (85,008)	$ —	$(180,752)	$ (28,854)	$(124,963)	$ —	$(153,817)	$ (305,232)	$ (27,571)	$ —	$(332,803)

(continued)

Guarantor Subsidiaries Consolidating Statements of Cash Flows (continued)

	December 31, 1999				December 31, 2000				December 31, 2001			
	King	Guarantor Subsidiaries	Eliminating Entries	King Consolidated	King	Guarantor Subsidiaries	Eliminating Entries	King Consolidated	King	Guarantor Subsidiaries	Eliminating Entries	King Consolidated
Cash flows from financing activities:												
Proceeds from revolving credit facility	$ 92,000	$ —	$ —	$ 92,000	$ 159,000	$ —	$ —	$ 159,000	$ 75,000	$ —	$ —	$ 75,000
Payments on revolving credit facility	(66,000)	—	—	(66,000)	(204,000)	—	—	(204,000)	(75,000)	—	—	(75,000)
Proceeds from issuance of common shares and exercise of stock options, net	3,666	6,533	—	10,199	384,488	3,280	—	387,768	684,435	—	—	684,435
Payments of cash dividends — Jones	—	(4,042)	—	(4,042)	—	(2,619)	—	(2,619)	—	—	—	—
Purchase of stock held in treasury	—	(4,455)	—	(4,455)	—	—	—	—	—	—	—	—
Proceeds from other long-term debt	149,931	69	—	150,000	—	—	—	—	—	—	—	—
Payment of senior subordinated notes	—	—	—	—	(53,618)	—	—	(53,618)	(115,098)	—	—	(115,098)
Proceeds from seller note	—	—	—	—	25,000	—	—	25,000	—	—	—	—
Payment of seller note	—	—	—	—	(25,000)	—	—	(25,000)	—	—	—	—
Proceeds from bridge loan facility	—	—	—	—	25,000	—	—	25,000	—	—	—	—
Payments on bridge loan facility	—	—	—	—	(25,000)	—	—	(25,000)			—	—
Payments on other long-term debt	(136,021)	—	—	(136,021)	(368,682)	(25)	—	(368,707)	(1,460)	(29)	—	(1,489)
Proceeds from convertible debentures	—	—	—	—	—	—	—	—	345,000	—	—	345,000
Debt issuance costs	(6,754)	—	—	(6,754)	(708)	—	—	(708)	(11,100)	—	—	(11,100)
Other	596	—	—	596	—	—	—	—	(418)	—	—	(418)
Intercompany	126,450	(126,450)	—	—	197,113	(197,113)	—	—	212,609	(212,609)	—	—
Net cash provided by (used in) financing activities	163,868	(128,345)	—	35,523	113,593	(196,477)	—	(82,884)	1,113,968	(212,638)	—	901,330
Increase (decrease) in cash and cash equivalents	10,524	(7,447)	—	3,077	70,633	(125,961)	—	(55,328)	849,955	(1,868)	—	848,087
Cash and cash equivalents, beginning of period	1,159	127,487	—	128,646	11,683	120,040	—	131,723	82,316	(5,921)	—	76,395
Cash and cash equivalents, end of period	$ 11,683	$ 120,040	$ —	$ 131,723	$ 82,316	$ (5,921)	$ —	$ 76,395	$ 932,271	$ (7,789)	$ —	$ 924,482

Shareholder Information

CORPORATE HEADQUARTERS

King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620
(423) 989-8000 or (800) 336-7783

NOTICE OF ANNUAL MEETING

The annual meeting of shareholders of King Pharmaceuticals, Inc. will be held Friday, June 28, 2002, at 2:00 p.m. EDT, at MeadowView Conference Resort and Convention Center
1901 MeadowView Parkway
Kingsport, Tennessee 37660
All shareholders are invited to attend.

COMMON STOCK

King Pharmaceuticals, Inc. common stock trades on the New York Stock Exchange under the symbol "KG."

TRANSFER AGENT

American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449

SHAREHOLDER ACCOUNT ASSISTANCE

Shareholders who wish to change the address or ownership of stock or report lost certificates, have questions about other account registration procedures or require assistance about these matters should contact the Transfer Agent at the address or phone number above. Please include your name, address and telephone numbers with all correspondence.

INVESTOR INQUIRIES

Securities analysts and investment professionals with business-related questions should write or call:
James E. Green, Senior Director, Corporate Affairs
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620
(423) 989-8125

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Atlanta, Georgia

ADDITIONAL INFORMATION

For a copy of the King Pharmaceuticals, Inc. 2001 10-K Annual Report, as filed with the Securities and Exchange Commission, write or call the King Pharmaceuticals, Inc. Corporate Affairs Department at (423) 989-8711.

INTERNET ADDRESS

The Company's Internet address is:
www.kingpharm.com

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The following table sets forth the range of high and low sales prices per share of our common stock for the periods indicated. Prior to May 23, 2000, our common stock was quoted on the Nasdaq Stock Market. Our common stock is currently listed on the New York Stock Exchange, where our stock trades under the symbol "KG." There were approximately 1,225 shareholders on December 31, 2001, based on the number of record holders of the common stock.

2000	High	Low
First quarter	$34.37	$14.81
Second quarter	34.50	15.75
Third quarter	35.44	20.44
Fourth quarter	41.63	25.13

2001	High	Low
First quarter	$39.00	$24.79
Second quarter	43.41	27.13
Third quarter	46.05	34.25
Fourth quarter	44.59	35.12

On April 22, 2002, the closing price of the common stock as reported on the New York Stock Exchange was $32.28.

We have never paid cash dividends on our common stock. The payment of cash dividends is subject to the discretion of the Board of Directors and will be dependent upon many factors, including our earnings, our capital needs, and our general financial condition. We anticipate that for the foreseeable future, we will retain our earnings.

Board of Directors and Executive Officers



BOARD OF DIRECTORS (Pictured above)

(Top row, from left)

Ernest C. Bourne
President, King International,
a division of King Pharmaceuticals, Inc.

Jefferson J. Gregory
Chief Executive Officer,
King Pharmaceuticals, Inc.

John M. Gregory
Chairman of the Board,
King Pharmaceuticals, Inc.

Joseph R. Gregory
Vice Chairman of the Board,
King Pharmaceuticals, Inc.

(Bottom row, from left)

D. Greg Rooker
Former Owner and President,
Family Community Newspapers
of Southwest Virginia, Inc.
Co-founder, The Jason Foundation

R. Charles Moyer, Ph.D.
Dean, Babcock Graduate School
of Management at
Wake Forest University

Earnest W. Deavenport, Jr.
Former Chairman of the Board
and Chief Executive Officer,
Eastman Chemical Company

Frank W. DeFriece, Jr.
President, Massengill
DeFriece Foundation, Inc.

Gregory D. Jordan, Ph.D.
President, King College

EXECUTIVE OFFICERS

John M. Gregory
Chairman of the Board

Jefferson J. Gregory
Chief Executive Officer

Joseph R. Gregory
Vice Chairman of the Board

Kyle P. Macione
President

Ernest C. Bourne
President, King International,
a division of King Pharmaceuticals, Inc.

James R. Lattanzi
Chief Financial Officer

John A. A. Bellamy
Executive Vice President and
General Counsel, Legal Affairs

Concept, design, and production: Thinkhouse Creative. Photography by Scott Lowden except Board of Directors by Fred Jarvis.

King Pharmaceuticals, Inc. 501 Fifth Street, Bristol, Tennessee 37620 (423) 989-8000 www.kingpharm.com